

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
APR 07 2003
WASH. D.C.
184
SECTION

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 001-13184

TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date: April 4, 2003

By: /s/Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary


teckcominco

2002

Annual

Report

Strength Through Diversity

Zinc

Coal

Copper

Gold

Contents

Annual Meeting

The annual meeting of the shareholders will be held at 11:00 A.M., April 23, 2003 in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

Teck Cominco is a diversified mining and refining company, mining zinc, lead, copper, gold and metallurgical coal, as well as producing zinc, lead and a number of by-product metals and chemicals through its two refining facilities in Canada and Peru.

Teck Cominco held interests in eight producing mines in Canada, the U.S. and Peru, including both open-pit and underground operations, at the end of 2002. Early in 2003 this was expanded to include an additional five open-pit coal mines managed by Teck Cominco under a new partnership. Two new underground mines producing zinc and gold are also planned to be in production in 2004 and 2005 respectively.

Teck Cominco's strengths are its diversity, in products as well as balanced mining and refining expertise; its leading position in zinc with interests in the Red Dog and Antamina mines, the largest and third largest zinc mines in the world; and its position as manager of the world's second largest metallurgical coal business.

The company's mission is to build upon these strengths and lead the industry in professional integrity and responsibility, creating value for our shareholders and the communities in which we operate.

2002 Operations at a Glance



Revenue
$2.19 Billion



Cash Operating Profit
$382 Million



Net Operating Profit
$183 Million


Coal
Zinc Mining
Copper
Gold
Refining

Zinc, Lead
Polaris

Zinc, Lead
Red Dog

FAIRBANKS

Gold
Pogo Project

Coal
Bullmoose

Copper
Highland Valley Copper

VANCOUVER

Zinc, Lead
Trail Smelter & Refinery

Zinc, Lead
Pend Oreille Project

Coal
Elkview; New Coal Partnership

Copper, Zinc
San Nicolas Project

GUADALAJARA

Gold
Morelos Norte Project

Zinc
Cajamarquilla Refinery

Copper, Zinc
Antamina

Gold
Williams

Gold
David Bell

TORONTO

Copper, Zinc
Louvicourt

LIMA

RIO DE JANEIRO

SANTIAGO

BUENOS AIRES

- ◆ Mining Operations
- ◆ Metallurgical Operations
- ▲ Projects
- ★ Cities

Financial Highlights

($ millions, except per share data)	2002	2001
Revenue	$ 2,187	$ 2,379
Cash operating profit:		
Smelting and refining (including power sales)	$ 82	$ 287
Zinc	50	87
Copper	82	90
Gold	36	69
Coal	128	98
Other	4	(3)
Total	$ 382	$ 628
Net earnings (before asset writedowns)	$ 30	$ 101
Net earnings (loss) (after writedowns)	$ 30	$ (21)
Earnings per share (before asset writedowns)	$ 0.15	$ 0.69
Earnings (loss) per share (after writedowns)	$ 0.15	$ (0.17)
Capital expenditures	$ 187	$ 346
Cash flow from operations	$ 201	$ 418
Net debt to net debt plus equity	26%	25%

Operating Highlights

- First complete financial year since the merger; company profitable in every quarter and in a strong financial position.
- First full year for Antamina; mine profitable despite low base metal prices.
- Coal the most profitable product, followed by copper, zinc refining and gold.
- New Coal Partnership, managed by Teck Cominco, to be world's second largest producer of metallurgical coal.

> Revenue
$millions


2500
2000
1500
1000
500
0
715
622
1206
2379
2187
98
99
00
01
02

> Cash Flow
$millions


450
400
350
300
250
200
150
100
50
0
128
110
239
418
201
98
99
00
01
02

> Net Earnings (before asset writedowns)
$millions


120
100
80
60
40
20
0
15
45
85
101
30
98
99
00
01
02

Chairman's Letter

The past two years have seen significant changes in your company, as our people continue to work to build this into one of the best mining companies in the world.

"Best" is not a matter of being the largest, but rather a combination of professional capacity and the quality of our underlying ore reserve position and how we manage that.

Last year we indicated our intention to build upon two strengths: our leadership position in zinc and our balance, or diversification. We made good progress in the latter respect with our agreement to combine our metallurgical coal assets with those of Fording Inc.

This agreement was expanded early in 2003 to include additional metallurgical coal assets held by Luscar Energy Partnership and Consol Energy Inc. The new partnership will hold all of the producing metallurgical coal mines in Canada, plus a 46% interest in the Neptune coal, grain and potash port, and will have, through the participation of Westshore Terminals as a significant investor, an enhanced relationship with the largest coal port in Canada.

Combined sales from the mines involved amounted to $1.5 billion in 2002, and at 23 million tonnes of coal place the new business at 20% of the world hard metallurgical coal market, second only to the BHP Billiton-Mitsubishi group with 30%. Equally important, the consolidated reserves are substantial and ensure that we will be an important part of the world coal market for many years to come.

Teck Cominco will be the manager of the consolidated business, with the strong support of key managers from the previous Fording Inc. as well as operations people from each of the producing mines. We will hold a 41% net interest in the business initially, with this increasing up to 46% upon achieving targeted operating synergies, as outlined in the box on page 7.

Importantly, the partnership and income trust structure mean that Teck Cominco will receive its share of free cash flow directly. It is thus expected to be accretive both to cash flow and earnings.

If we were successful in achieving improved balance, we were less so in terms of leadership in zinc, and this remains an objective for the coming year.

The zinc business is currently suffering from low metal prices, which in 2002 were the lowest in real terms in 60 years. While demand for zinc increased by 1.6% in 2002 and has increased at an average 2.5% for many years, the weak economic conditions of the last few years coupled with increased productive capacity have resulted in a current surplus refined zinc inventory worldwide of about 400,000 tonnes.



Norman B. Keevil
Chairman

To put this in perspective, this represents only 6% of annual demand, a surplus that in most businesses would be manageable. Interestingly, the world coal business suffered from similar oversupply a few years ago, but producer discipline including cutbacks and shutdowns corrected this and brought the market essentially into balance.

Zinc needs similar discipline. We have tried to do our part through cutbacks of refined production of 175,000 tonnes over the last two years. Significant improvements in zinc markets will depend on further reductions in supply, which seem probable in light of current prices.

Our strategy in the coming year will be to continue to build upon a balanced base of world-class assets, leading where practical in both coal and zinc.

While gold is relatively less important than it was a few years ago because of the growth in our other products, we plan to build new gold production through the Pogo project once we receive project environmental approvals, expected by the end of this year. We will also look to expand our interests in copper or other products should significant opportunities come available at a price which meets our standards.

Corporate governance has become a major issue, largely as a result of some recent bad examples in the U.S. We have included a letter in this report (page 10) which reviews our principles in this respect and how these relate to recent external guidelines.

In closing, we would like to commend David Thompson, Deputy Chairman and CEO, for his leadership in general and in particular through a difficult negotiation to consolidate the Canadian metallurgical coal business under the new partnership.

We would also like to express our appreciation to Harold Keevil and Kotaro Tomino, who have retired from the Board, for their sound advice during their tenure.

On behalf of the Board we would like to thank all of the Teck Cominco people who worked diligently during the year in their own areas of responsibility toward what is always the ultimate goal: to make this a better company.

On behalf of the Board,



NORMAN B. KEEVIL
Chairman
February 20, 2003

Letter from the CEO

2002 was the first complete financial year since the merger of Teck Corporation and Cominco Ltd. in July 2001. The price of our major product, zinc, was the lowest in 15 years. Despite this, the company was profitable in every quarter and ended the year in a strong financial position.

Net earnings for the year were $30 million. This compares with profits before writedowns in 2001 of $101 million, which reflected the high external power sales from the Waneta Dam. Cash flow before working capital changes at $201 million was sufficient to cover all capital expenditures which totalled $187 million for the year.

OPERATIONS

The Antamina mine enjoyed a successful first year of operation producing 330,000 tonnes of copper and 230,000 tonnes of zinc in concentrate, making it one of the largest base metal mines in the world. After-tax, equity-accounted earnings from our share of Antamina were $17 million in 2002, compared with a loss of $1 million in the previous year, in which commercial production started in the fourth quarter. Highland Valley Copper performed well, with our share of operating profits being $35 million, compared with $42 million in 2001, even though the price of copper at US$0.71 per pound was US$0.02 per pound lower.

The company's coal mines, Elkview and Bullmoose, had an excellent year, increasing operating profits by $29 million. Elkview's operating earnings rose from $70 million in 2001 to $92 million in 2002. Similarly, Bullmoose increased its earnings from $17 million to $24 million.

At Hemlo, the Williams and David Bell gold mines were adversely affected by unstable ground conditions, and as a result operating profits at $20 million were $9 million below 2001 although the average price of gold increased by 11%.

The Trail and Cajamarquilla zinc refineries operated profitably despite the planned shutdowns of one and three months respectively, which reduced the company's total zinc metal production by 55,000 tonnes or 13% of capacity.

The Red Dog mine suffered an operating loss of $28 million, the first such loss since 1994. This was caused by the US$0.05 per pound fall in the zinc price, which has lowered revenues by approximately $38 million. Red Dog did produce an operating cash flow of $35 million in 2002, which compares with $57 million in 2001. The elimination of losses at Red Dog remains a top priority, and it is intended that the mine will be profitable even at US$0.35 zinc by the fourth quarter of 2003.

SAFETY AND ENVIRONMENTAL

The company improved its overall safety performance recording a 35% drop in accident frequency from 1.7 to 1.1 (accidents per 200,000 hours worked) which was a new record. Regretfully this safety record was marred by fatal accidents at Antamina and at Elkview.

The Kyoto Accord committed Canada to reduce greenhouse gas emissions by 2010 to 6% below the level of 1990. The company has already achieved a 25% reduction in greenhouse gases from the levels recorded in 1990.

FINANCING

The company repaid its US$125 million debenture in May 2002 and issued a new 7% 10-year US$200 million debenture in September 2002, the largest public financing in the company's history. A new multi-year US$425 million bank financing was



DAVID A. THOMPSON
Deputy Chairman and Chief Executive Officer

completed to augment credit lines already in place. At the end of the year the company had no short-term borrowings and total unused bank lines of $879 million, providing, with cash on hand, a financing capacity of almost $1 billion.

OBJECTIVES

Teck Cominco's objectives for 2003 are shown on page 9. The most immediate objective will be the successful integration of the metallurgical coal operations and the employees of Fording, Luscar and Teck Cominco into the new Coal Partnership.

The performance of the company in the achievement of its 2002 objectives is shown on page 8. I would like to thank all our employees for the progress they have made in attaining these objectives.

OUTLOOK

The rapidly growing importance of China as a producer and consumer of metals and minerals will be a significant future influence on the world mining industry. China's exports of zinc metal and zinc concentrate had grown to 10% of Western World demand in 1999. In the second half of 2002, as a result of a major increase in China's zinc refining capacity, its imports of zinc in concentrate have exceeded its exports of zinc metal. In four years China has changed from the world's largest exporter to a net importer of zinc.

If China's domestic demand continues to grow at the rate seen in recent years, exports of zinc metal will continue to decline. China's appetite for zinc in concentrate to feed its refining industry has already led to an unprecedented tightness in the world concentrate market. These two developments should eventually lead to a fundamental improvement in the supply and demand balance for zinc and for its price.

The increase in China's manufacturing capability and its investment in infrastructure are having a similar impact on other base metals, including copper, and thus the prospects for the company's base metal interests are improving.

The price of gold in 2003 is expected to exceed last year's average price of US$310. The market for coking coal appears to be balanced despite some current surplus inventory and significant price changes are not expected. The company's coal sales are forecast to increase by 50% as a consequence of the Fording transaction, despite the closure of Bullmoose.

The outlook for 2003 is for an increase in the company's after-tax earnings and cash flow.

In conclusion, I would like to express my appreciation to Mick Henningson, Senior Vice President, Mining, who is retiring after 37 years' service with the company, and to Klaus Zeitler, who retired in November having served as a non-executive director of both Teck Corporation and Cominco Ltd. prior to joining Teck as Senior Vice President in 1996.



DAVID A. THOMPSON
Deputy Chairman and
Chief Executive Officer
February 20, 2003

THE NEW COAL PARTNERSHIP

Effective February 28, 2003, the Elkview mine and the Canadian metallurgical coal mines previously owned by Fording Inc., Consol Energy Inc. and Luscar Energy Partnership will be consolidated into a single operating entity, the Fording Coal Partnership. The map shows the location of the five southern mines involved and the 2002 sales from each mine. Combined sales from the six mines amounted to 22.6 million tonnes with a total value of $1.6 billion, or approximately 20% of the world seaborne hard metallurgical coal market.

The Partnership is to be owned initially 35% by Teck Cominco and 65% by a public income trust. Teck Cominco will also own 9.1% of the income trust for a net interest of 41%, and can increase this up to 46% over the next four years upon achievement of targeted operating synergies, by 1% for each $10 million of annual operating synergies achieved above a base of $25 million. Teck Cominco is managing partner of the Partnership, which will be administered by professionals drawn from the three predecessor operations, under the leadership of James Gardiner, the previous CEO of Fording Inc.

This consolidation, which had been contemplated by various of the parties for several years, was driven by the importance of improving Canadian competitiveness in the world coal market as well as the potential for significant operating savings. These include the ability to maximize capacity at the most efficient operations, sharing of equipment, optimization of rail transport and port handling, and increased blending of different coals to better service the needs of customers.



Coal Mines in SE British Columbia
(2002 Metallurgical Coal Sales)
Fording River Mine
(7.5 million tonnes)
Greenhills Mine
(2.8 million tonnes)
Posco Canada Limited owns 20%
Elkford
B.C.
Alberta
Line Creek Mine
(2.1 million tonnes)
Elkview Mine
(5.5 million tonnes)
Sparwood
CP Rail
Fernie
Coal Mountain Mine
(2.0 million tonnes)

Performance in 2002

2002 OBJECTIVES	2002 RESULTS
To ensure operating cash flow, before working capital changes, is sufficient to cover budgeted capital expenditures.	**Achieved** The cash flow for the year at $201 million was sufficient to fund the actual capital expenditures of $187 million.
To institute profit improvement programs at Red Dog which will achieve profitable operations at an LME price of US$0.35 per pound of zinc.	**Not Achieved** Costs at Red Dog were reduced in the fourth quarter of 2002, but this was not yet sufficient to produce an operating profit at a zinc price of US$0.35 per pound.
To institute profit improvement programs at Trail which will achieve profitable operations at an LME price of US$0.35 per pound of zinc.	**Achieved** Trail operated profitably at US$0.35 zinc during the year, achieving an operating profit of $13 million in the fourth quarter of 2002.
To increase operating profit at Elkview to $100 million in 2002.	**Not Achieved** Operating profits at Elkview increased by $22 million to a record level of $92 million. However, a slowdown in customer offtake in the final quarter of the year prevented the mine from achieving its goal of $100 million.
To continue to improve on costs, safety and delivery of social programs at Antamina.	**Achieved** Operating costs, accident frequency rates and the implementation of social programs were all improved at Antamina during 2002.
To commence installation of new turbines at the Waneta Dam. Together with the Sullivan closure, this will increase the normal surplus power for sale by 50% by 2004.	**Achieved** The second replacement turbine was installed on budget in 2002.
To use the company's financial capacity to acquire or develop additional sources of income in 2002.	**Achieved** The company's financial capacity was enhanced by the facilities put in place during the year. This will be used in part to finance the investment in the metallurgical coal partnership.
To implement the new "Zero Incident" Safety and Health Program at all mines and refineries.	**Achieved** The major emphasis on safety has resulted in a 50% improvement in lost-time accident rates since the year 2000.

2003 Objectives

Metallurgical Coal

To generate synergies of at least $35 million in the first year of the Coal Partnership.

Zinc

At a price of US$0.35 per pound of zinc, Red Dog to generate an operating profit of $10 million per quarter by the fourth quarter of 2003, and Trail to achieve an operating profit of $40 million for the year.

Projects

Construction of the Pend Oreille zinc mine to be completed by the end of the fourth quarter of 2003 at a capital cost of US$74 million. Successful completion of permitting on the Pogo gold project and a construction decision to be made in 2003.

Financing

To reduce the balance outstanding on the $275 million loan incurred to purchase the investment in the Fording Canadian Coal Trust and Coal Partnership to not more than $150 million by the end of 2003.

Safety and Environmental

To achieve company-wide lost-time accident frequency of less than 1.0 per 200,000 hours worked with no fatalities, no environmental enforcement actions and no significant environmental incidents, and to complete the implementation of environmental management systems that conform with ISO 14001 at all major sites.

Corporate Governance Policies



ROBERT J. WRIGHT
Deputy Chairman and Chairman of Corporate Governance Committee

The recent regulatory and legislative investigations into the failures of large public companies, particularly in the United States with companies such as Enron and Adelphia, resulted in a number of authorities proposing guidelines or legislative requirements to ensure that public corporations undertake more rigorous corporate governance practices.

In Canada, the Toronto Stock Exchange (TSX) published governance guidelines in April 2002, and then on November 28, 2002 it issued revised rules and guidelines for comment by professional bodies and the public at large. We understand that these proposals will be finalized after input from interested parties and input from the Ontario Securities Commission. In the United States, Congress passed the *Sarbanes-Oxley Act* and other securities regulators such as the American Stock Exchange (AMEX) have proposed new governance rules to the Securities Exchange Commission.

The TSX proposals as well as the requirements of the *Sarbanes-Oxley Act* and the proposed AMEX requirements define, among other things, standards to be adopted by boards, board committees and management. It is anticipated that public corporations, including Teck Cominco, which are intent on maintaining their corporate governance rules in compliance with the best practices available will endeavour to enact changes to their policies to reflect these regulatory requirements and guidelines when they are finalized or otherwise become effective in 2003.

In the interim, Teck Cominco's Corporate Governance Committee has reviewed a number of the company's policies in light of the draft rules and guidelines and in some cases the Board has taken immediate steps to update its policies or expand the company's disclosure of governance matters. In other cases it has determined that the company must collect and codify practices which are already operative in order to evidence compliance with the new rules and guidelines. In 2002 the Corporate Governance Committee reviewed the company's Charter of Corporate Responsibility and the Board reformulated this Charter as well as other practice codes and standards of ethics which Teck Cominco provides to its employees. Copies of these are posted on our website, www.teckcominco.com.

A majority of the company's directors are unrelated and independent, and brief biographies of each are included in this report and in our Information Circular.

At its first meeting in 2003 the Board made further amendments to its governance documentation, including the Mandate of the Audit Committee, and also changed the composition of some of the Board committees to reflect a greater participation by independent or unrelated directors. The Audit Committee is now composed entirely of independent and unrelated directors, three of whom are Financial Experts as defined in the *Sarbanes-Oxley Act.* A summary of our practices compared with TSX guidelines can be found in our Information Circular.

These changes reflect a number of the proposals under review by the TSX, notwithstanding that such proposals have yet to be finalized. The judgment of the Board was that, with particular regard to the Audit Committee, its Mandate should reflect current best practices even if based on proposals awaiting finalization by regulatory or other authorities. A copy of the revised Audit Committee Mandate is posted on Teck Cominco's website at www.teckcominco.com.

As soon as the rules are finalized by the authorities involved, additional draft documentation will be presented to the Board. In the event that there is any undue delay in the finalization of these matters, the Board will proceed to effect changes based on its determination of best practices and, of course, upon enactment of any formal regulatory requirements, the Board will make any further changes to remain in compliance. Such documentation will be posted on the Teck Cominco website at www.teckcominco.com.

The Corporate Governance Committee continually monitors the company's policies and standards in addition to simply responding to industry or regulatory initiatives. In the words of the Teck Cominco Charter of Corporate Responsibility, we take our Charter commitments seriously, and management and the Board make every effort to foster a culture at Teck Cominco to support and honour such commitments. One such commitment includes the promise "*to conform to the spirit and intent, as well as the technical requirements, of all... laws, regulations and rules which govern us.*" I believe that it is this promise that makes Teck Cominco's corporate governance principles meaningful and effective.



ROBERT J. WRIGHT
Deputy Chairman and
Chairman, Corporate Governance Committee
February 20, 2003



Teck Cominco produces gold, base metals and coal from both underground and open-pit mines, as well as refined metals from its two metallurgical facilities. The company is committed to training, team-building and goal-setting at all of its operations, to develop and maintain the best in professional talent.

Low base metal prices continued to put pressure on our mining and refining operations in 2002, underscoring the value of maintaining a program of continuous performance improvement at each site. This program has been extended to include strategic sourcing of major consumables, common environment, health and safety standards and integration of technical expertise.

2002 was the first full year of production at the new Antamina mine, completed successfully in a challenging environment. Our challenges for the coming year will include completion of the new Pend Oreille zinc mine, conclusion of the permitting process on the Pogo gold project, the integration of the six coal mines now operated by the new Coal Partnership, and continued improvement at our refining operations.



MICHAEL P. LIPKEWICH
Senior Vice President, Mining



ROGER A. BRAIN
Senior Vice President, Marketing & Refining

Five-Year Production Record and Forecast

	Units (000's)	1998	1999	2000	2001	2002	2003 PLAN
Smelter and Refineries							
Zinc	tonnes	388	411	394	290	362	410
Lead	tonnes	64	76	91	55	81	90
Mine Operations							
Zinc	tonnes	687	765	763	731	714	680
Lead	tonnes	159	164	151	157	126	105
Copper	tonnes	178	142	176	150	202	185
Gold	ounces	453	542	503	553	285	280
Metallurgical coal	tonnes	4,300	3,440	4,926	6,671	6,889	Note 2

Notes:

(1) Production is pro forma for combined Teck and Cominco operations in the period prior to the merger of the two companies in 2001. Base metal production from mining operations refers to metals contained in concentrate.

(2) Planned coal production for 2003 will be set following completion of an integrated operating plan for the assets of the new Coal Partnership.

Coal Operations

Elkview Mine (100%)

Coal production was up slightly for the third consecutive year, although it was less than the 6.0 million tonne capacity as production was held back to match sales contracts.

A number of initiatives were undertaken during the year to maintain long-term competitiveness, including the purchase of a new production drill ($3.0 million). This allowed decommissioning of two older, higher cost units. Modifications in the coal plant ($2.1 million) enhanced coal recovery and reduced maintenance costs.

Technical personnel continued to improve product quality while reducing coal fines. This has ensured market acceptance of Elkview coal as a premium product.

The collective agreement with the United Steelworkers of America was extended by two years to 2005.

Elkview is well positioned to continue to add shareholder value as a key component of the new Coal Partnership.

Elkview Mine, B.C., Canada					
100%	1998	1999	2000	2001	2002
Waste mined (000's tonnes)	73,725	51,733	74,310	100,672	110,970
Raw coal mined (000's tonnes)	4,586	3,800	5,700	8,127	8,319
Waste to coal ratio	23.0	19.2	18.3	18.2	20.0
Plant yield (%)	70.5	71.6	70.7	70.0	69.8
Coal production (000's tonnes)	3,212	2,693	4,063	5,517	5,547
Capital expenditures ($ millions)	8	1	21	14	11
Operating profit ($ millions)	25	2	12	70	92



Bullmoose Mine

Bullmoose Mine (61%)

Coal production was accelerated by mid-year to optimize utilization of manpower and equipment as the strip ratio declined. This plan moves completion of coal production and closure of the mine to the spring of 2003.

On closure, Bullmoose will have operated continuously for 20 years and will have produced 34 million tonnes of high quality metallurgical coal for export to the Japanese market. This will bring to an end an important facet of resource development in northern British Columbia. However, a legacy with respect to long-term sustainability will remain, with the community of Tumbler Ridge having emerged as the centre for development of natural gas fields in the surrounding areas, as well as supporting forestry and tourism.

The provincial Minister of Mines awarded the operation a citation for excellence in mine reclamation in 2002.

Bullmoose Mine, B.C., Canada					
100%	1998	1999	2000	2001	2002
Waste mined (000's tonnes)	29,579	22,560	20,813	22,815	20,896
Raw coal mined (000's tonnes)	2,697	1,954	2,196	2,621	2,782
Waste to coal ratio	16.5	18.4	14.7	12.0	9.5
Plant yield (%)	68.3	66.1	69.5	78.9	85.2
Coal production (000's tonnes)	1,787	1,225	1,416	1,894	2,203
Company's share (61%) of operating profit ($ millions)	7	(6)	4	17	24

Williams Mine (50%)

The Williams mine is one of two mines operated jointly with Barrick Gold Corporation in the Hemlo gold camp. The central mill facility at Williams treats ores from the open-pit and underground mines at Williams and from the David Bell underground mine.

Underground operations at Williams were affected by unstable ground conditions which required a different mining sequence than originally planned. This resequencing resulted in lower gold production than planned. The situation improved by the fourth quarter and the ground conditions have been stabilized. The use of paste backfill was evaluated as an alternative to cemented rock fill for underground stopes at Williams. This resulted in a decision to proceed with design and construction of a 5,000 tonnes per day paste backfill system in July 2002. The $13 million project is scheduled for commissioning in May 2003. This will increase flexibility for accessing ore and significantly reduce overall backfilling costs in the mine, enabling the operation to maintain current mining rates.

In the mill, a new tertiary grinding circuit was commissioned successfully in the first quarter. This increased the fineness of grind and allowed gold recovery to return to historic levels at the current milling rate. The $8 million project was completed in 26 weeks, ahead of schedule and under budget.

Williams Mine, Ontario, Canada					
100%	1998	1999	2000	2001	2002
Tonnes milled (000's)	2,468	2,432	2,497	3,038	3,029
Tonnes per day	6,761	6,664	6,821	8,322	8,298
Grade (g/t)	5.2	5.7	5.4	4.9	4.4
Mill recovery (%)	94.7	95.2	95.0	93.1	94.6
Production (000's ozs)	390	424	414	446	405
Capital expenditures ($ millions)	7	10	12	16	18
Cash operating cost per oz (US$)	212	200	192	187	219
Company's share (50%) of operating profit ($ millions)	25	21	19	21	16



Williams Mine

David Bell Mine (50%)

The David Bell mine is located one kilometre east of the Williams mine in the Hemlo gold camp and is co-owned and operated with Barrick Gold Corporation.

Decreasing underground mining productivity was addressed in 2002. Crews were reorganized according to their mining activities rather than by their areas of work, resulting in a significant improvement in productivity by year-end.

Replacement of scoop trams and the installation of a mine-wide seismic monitoring system were the major capital expenditures in 2002, with additional work including overhaul of existing loading equipment and the main production hoist.

David Bell Mine, Ontario, Canada					
100%	1998	1999	2000	2001	2002
Tonnes milled (000's)	425	444	448	455	430
Tonnes per day	1,165	1,216	1,225	1,247	1,177
Grade (g/t)	12.1	11.8	12.7	11.2	10.2
Mill recovery (%)	95.8	94.3	93.9	93.2	94.6
Production (000's ozs)	182	186	196	169	133
Capital expenditures ($ millions)	2	4	2	2	2
Cash operating cost per oz (US$)	189	188	178	189	230
Company's share (50%) of operating profit ($ millions)	14	12	12	8	4

Red Dog Mine (100%)

The Red Dog mine in northwest Alaska is the largest zinc mine in the world and is operated by Teck Cominco under a development agreement with the NANA Regional Corporation, Inc., a native Alaskan corporation.

The mill expansion completed in 2001 resulted in record production of both zinc and lead concentrates. It also improved the overall quality of the zinc concentrate and increased the zinc recovery by 4.2%.

Major capital expenditures in 2002 included $7.5 million for fugitive dust control measures at the port and $4.5 million for hard-surfacing four miles of the port haul road.

Red Dog embarked on the development of a comprehensive Environmental Management System (EMS) in 2002. This should allow the mine to become certified under ISO 14001 in early 2004.

Red Dog Mine, Alaska, USA

100%	1998	1999	2000	2001	2002
Tonnes mined (000's)	3,697	5,220	6,591	7,294	7,257
Tonnes milled (000's)	2,497	2,978	3,045	3,211	3,166
Zinc grade (%)	21.4	20.8	21.0	19.9	21.1
Lead grade (%)	5.2	5.2	4.7	5.1	5.4
Zinc recovery (%)	84.9	84.0	83.1	80.9	85.1
Lead recovery (%)	57.4	59.1	57.9	59.0	60.2
Zinc production (000's tonnes)	445.0	520.7	531.2	517.7	578.4
Lead production (000's tonnes)	72.6	88.9	83.0	95.3	107.9
Capital expenditures ($ millions)	34	9	109	74	16
100% Operating profit (loss)* ($ millions)	54	117	121	4	(28)

* *Pro forma numbers assuming Cominco was consolidated for the period prior to the fourth quarter of 2000.*



Red Dog Mine

Polaris Mine (100%)

Polaris, the most northerly base metal mine in the world, ceased production in September after 21 years of operation. The 2002 production and profits were lower than previous years due to the curtailed operating period, but productivity and results remained good. A new collective agreement was successfully negotiated early in the year, allowing a smooth, orderly downsizing throughout the year while achieving a good safety record.

A contract for the decommissioning and reclamation was awarded in April. Following several months of logistical and design groundwork, the contractor assumed custody of the site in October. The two-year, $53 million project is scheduled to conclude in the third quarter of 2004. There is ongoing close collaboration with neighbouring communities to pass on useful, but non-salvageable, materials and equipment.

Polaris Mine, Nunavut, Canada

100%	1998	1999	2000	2001	2002
Tonnes milled (000's)	1,031	1,050	1,052	1,019	694
Zinc grade (%)	14.0	14.5	13.3	12.4	11.6
Lead grade (%)	4.0	4.0	3.6	3.3	2.8
Zinc recovery (%)	96.5	96.9	96.7	97.3	97.6
Lead recovery (%)	91.4	91.5	90.3	91.0	89.9
Zinc production (000's tonnes)	139.7	147.4	135.2	123.1	78.6
Lead production (000's tonnes)	37.6	38.6	34.0	30.6	17.6
100% Operating profit* ($ millions)	27	43	32	11	2

* *Pro forma numbers assuming Cominco was consolidated for the period prior to the fourth quarter of 2000.*



Antamina Mine

Antamina Mine (22.5%)

Antamina (22.5% Teck Cominco) is a joint venture with Noranda (33.75%), BHP Billiton (33.75%) and Mitsubishi (10%), and completed its first full year of production in 2002. The mine and mill are in a remote location at an elevation of over 4,000 metres in the Peruvian Andes. Copper and zinc concentrates produced at the site are transported 302 kilometres to the Pacific coast in a slurry pipeline. A dedicated port facility at the coast is used to dewater and load the concentrates onto ships for export to smelters around the world.

Since beginning full-scale production in October 2001, the mine and concentrator have consistently operated at higher than design rates. The open-pit mine moved an average of 289,000 tonnes per day (tpd) of ore and waste during the year.

In November 2002, while mining the sediments left at the bottom of a lake, a mud flow occurred that resulted in a fatality. The equipment is being repaired and property losses will be cushioned by insurance recoveries. We cannot, however, restore the life of Santos Leonardo Tantarico, the driver of the bulldozer buried in the mud flow. We can only extend our deepest sympathies to his family and undertake to learn from this tragic accident. The cause of the incident was fully investigated by management at Antamina and procedures have been adopted to prevent a recurrence.

Mill throughput averaged 73,283 tpd in 2002, with peak tonnages of over 120,000 tpd achieved on softer ores. The concentrator is designed to treat copper-only and copper-zinc ores in distinct campaigns.

Throughput of the softer copper-only ores averaged 86,340 tpd in 2002, with recovery averaging 92.6%. The copper-zinc ores are harder to grind and throughput averaged 60,359 tpd on this material; recoveries averaged 75.2% for copper and 82.7% for zinc.

The cash operating cost per pound of copper, net of by-product credits, was US$0.40 in 2002. This compares with the cost estimate in the feasibility study of US$0.39 per pound, based upon the realized zinc price of US$0.36 per pound.

A total of 1.62 million tonnes of copper and zinc concentrates were pumped to the port through the slurry pipeline. The pipeline operated reliably with over 98% availability.

Antamina Mine, Ancash, Peru

100%	2002
Tonnes mined (000's)	127,037
Tonnes milled (000's)	26,748
Copper grade (%)	1.37
Zinc grade (%)	1.19
Copper recovery (%)	88.1
Zinc recovery (%)	82.7
Copper production (000's tonnes)	331
Zinc production (000's tonnes)	231
Capital expenditures ($ millions)	78
22.5% Operating profit* ($ millions)	36

* *The company's share of operating profit had the mine operating results been consolidated instead of equity-accounted.*

Louvicourt Mine (25%)

The Louvicourt copper, zinc mine (Teck Cominco 25%) is a joint venture with Aur Resources (30%) and Novicourt (45%).

Mill throughput in 2002 was slightly lower than the previous year and will continue to be reduced in an orderly fashion through early 2005 as the known ore reserves are mined out.

Louvicourt Mine, Quebec, Canada

100%	1998	1999	2000	2001	2002
Tonnes milled (000's)	1,601	1,612	1,586	1,571	1,485
Copper grade (%)	3.60	4.16	3.31	3.40	3.13
Zinc grade (%)	1.44	1.35	1.41	1.38	1.61
Copper recovery (%)	96.9	96.9	96.8	96.9	96.8
Zinc recovery (%)	80.4	77.9	81.4	82.3	83.8
Copper production (000's tonnes)	55.8	64.9	50.8	51.8	45.0
Zinc production (000's tonnes)	18.6	16.8	18.2	17.9	20.0
Capital expenditures ($ millions)	4	4	4	4	–
Company's share (25%) of operating profit ($ millions)	(1)	5	6	(3)	(3)



Highland Valley Copper Mine

Highland Valley Copper Mine (63.9%)

Teck Cominco has a 63.9% interest, BHP Billiton holds 33.6%, and others hold 2.5% in the Highland Valley mine.

The Highland Valley mill is one of the world's largest copper operations and, despite being over 20 years old, achieved record throughput of 50 million tonnes or 137,000 tonnes per day in 2002. Mill availability was a record 94.2%.

Copper production was similar to that of the previous year. As a consequence of a planned three-year period of lower ore grades, annual production of contained copper is projected to decrease to approximately 360 million pounds (164,000 tonnes) before returning to normal levels in the last three years of the mine plan.

Operating and safety performance was excellent. The cost per tonne milled at $5.16 was consistent with 2001. Capital expenditures decreased to $8 million and are forecast to decline significantly beginning in 2004.

The existing five-year collective agreement with the United Steelworkers of America expires September 2003. Bargaining for a new agreement will be initiated in mid-2003.

Highland Valley Copper Mine, B.C., Canada

100%	1998	1999	2000	2001	2002
Tonnes mined (000's)	98,421	57,303	85,012	78,886	75,982
Tonnes milled (000's)	48,964	30,165	49,694	48,892	49,868
Copper grade (%)	0.393	0.405	0.426	0.427	0.410
Copper recovery (%)	89.6	89.8	90.1	89.4	88.7
Copper production (000's tonnes)	166.9	106.1	184.6	186.6	181.3
Capital expenditures ($ millions)	24	2	24	25	8
64% Operating profit* ($ millions)	21	11	47	42	35

* *Pro forma numbers assuming Cominco was consolidated for the period prior to the fourth quarter of 2000.*

Trail Smelter and Refineries

The metallurgical operations at Trail, British Columbia constitute one of the world's largest fully integrated zinc and lead smelting and refining complexes. Eighteen other metal and chemical products are also produced.

The year's operating strategy was governed in part by low metal prices. Zinc production was curtailed by 25,000 tonnes in August, as part of the company's initiative to reduce overall production of the metal by 55,000 tonnes in response to the global increase in zinc inventories.

Through the diligent efforts of all employees, a record safety performance of over 140 days without a lost-time accident had been achieved by year-end.

Fourth quarter results included record production of 75,086 tonnes of zinc and silver production of over six million ounces.

Two ongoing initiatives related to production performance integrity are Maintenance Management, which enhances equipment reliability and the effective planning of work, and Integrated Process Management, which ensures production process reliability and stability. The improved equipment and process stability provided through these systems, along with gains resulting from the Environment Management System, have contributed to the facility's best-ever environmental performance in terms of compliance of sulphur dioxide and effluent discharge requirements.

Trail Smelter and Refineries

Trail Smelter and Refineries, B.C., Canada					
100%	1998	1999	2000	2001	2002
Zinc (tonnes)	274,300	288,700	272,900	168,100	269,000
Lead (tonnes)	63,900	75,700	91,300	55,200	80,700
Silver (000's ozs)	12,215	11,382	12,212	9,182	17,690
Gold (000's ozs)	86	46	56	48	127
Fertilizer (tonnes)	273,000	240,700	220,300	167,500	225,000
Capital expenditures ($ millions)	27	49	42	55	65
100% Operating profit*, including power sales ($ millions)	30	71	229	222	23

* *Pro forma numbers assuming Cominco was consolidated for the period prior to the fourth quarter of 2000.*

Cajamarquilla Refinery

The Cajamarquilla refinery near Lima, Peru is one of the lowest cost facilities of its type in the world. It is owned by Teck Cominco (82%), Marubeni (17%) and the employees (1%).

In October, the refinery was once again awarded the John T. Ryan Trophy for its safety record.

Production in 2002 was impacted by a three-month shutdown taken as part of an overall Teck Cominco market strategy. During the shutdown, the entire roaster roof was replaced after more than 20 years of service. For the nine months of operation, the refinery ran above design capacity.

Cajamarquilla continues to support financially excavation and research into a nearby pre-Inca archaeological site. This project is receiving international recognition. A range of artifacts discovered at the site was displayed at the National Museum.

Zinc Refining

Cajamarquilla Refinery, Lima, Peru					
100%	1998	1999	2000	2001	2002
Concentrate treated (tonnes)	238,300	244,600	238,300	238,500	192,100
Zinc (tonnes)	113,300	122,400	121,400	122,100	92,900
Sulphuric acid (tonnes)	196,500	202,500	198,700	190,400	150,500
Capital expenditures ($ millions)	55	25	16	20	10
100% Operating profit* ($ millions)	23	31	36	22	12

* *Pro forma numbers assuming Cominco was consolidated for the period prior to the fourth quarter of 2000.*

Power Sales

Trail Power

Teck Cominco owns the Waneta hydroelectric dam, built in 1954 ten kilometres south of Trail and one of several hydroelectric generating plants in the region. The company also owns a 15 kilometre transmission line from Waneta to the United States power distribution system. The operation of these plants is coordinated through contractual arrangements with B.C. Hydro under which Teck Cominco receives approximately 2,500 GW.h per year of power, even during low water years, and has the right to sell any surplus power.

A $41 million three-year project to upgrade three of the generating units at the Waneta Dam began in 2002. On completion, this will result in an increase in surplus power sales to approximately 825 GW.h per year. Work on the first of the three units was completed during the year. In 2003 a $40 million modernization of the company's interconnection to the provincial transmission grid will also be completed. This involves the replacement of two major switching stations with a single new one and the replacement and reduction of the number of transmission lines.

Power prices were unusually low during the spring and summer of 2002 because of very high runoff into the reservoir systems. Prices have since improved.



Waneta Dam

Trail Power, B.C., Canada					
100%	1998	1999	2000	2001	2002
Surplus power sold* (gigawatt hrs)	790	674	698	1,159	683
Price per MW.h (Cdn$)	32	35	236	269	37

* *Pro forma numbers assuming Cominco was consolidated for the period prior to the fourth quarter of 2000.*

Mineral Reserves at December 31, 2002

Mineral Reserves (100%)[1]		Proven		Probable		Total		
		tonnes (000's)	grade (g/t)[2]	tonnes (000's)	grade (g/t)	tonnes (000's)	grade (g/t)	Teck Cominco Interest (%)
Gold	Williams							50
	Underground	6,640	5.43	6,440	4.95	13,080	5.19	
	Open-pit	11,560	1.67	7,940	1.83	19,500	1.74	
	David Bell	2,750	10.11			2,750	10.11	50
	Pogo			7,000	16.12	7,000	16.12	40[4]
			grade (%)		grade (%)		grade (%)	
Copper	Antamina	287,000	1.28	243,000	1.15	530,000	1.22	22.5
	Highland Valley	246,200	0.42	49,600	0.42	295,800	0.42	63.9
	Louvicourt	2,600	3.00	30	0.14	2,630	2.97	25
Zinc	Antamina	287,000	1.04	243,000	0.97	530,000	1.01	22.5
	Red Dog	28,900	21.4	56,100	16.5	85,000	18.2	100
	Louvicourt	2,600	1.9	30	7.2	2,630	1.9	25
	Pend Oreille			5,700	7.7	5,700	7.7	100
Lead	Red Dog	28,900	5.7	56,100	4.1	85,000	4.6	100
	Pend Oreille			5,700	1.4	5,700	1.4	100
Coal[3]	Elkview	162,400		92,200		254,600		100

(1) Mineral reserves are mine and property totals and are not limited to Teck Cominco's interest.
(2) g/t = grams per tonne
(3) Coal reserves expressed as tonnes of clean coal
(4) The company has the right to earn a 40% interest under a development agreement

The classification of mineral reserve and resource estimates is consistent with the classification system prescribed by the Canadian Securities Administrators in National Instrument 43-101, "Standards of Disclosure for Mineral Products". The mineral reserve estimates are reported separately from and are not aggregated with estimated mineral resources. Mineral resources do not have demonstrated economic viability. Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, metal recoveries and mining dilution, as well as assumptions relating to long-term metal prices and, in certain cases, exchange rates. Assumptions with respect to operating matters are based on historical experience at the relevant operation and current mine plans, or, in the case of development properties, on feasibility study estimates. Methodologies for reserve and resource estimation vary from property to property depending on the style of mineralization, the local geology and other factors. Geostatistical estimation methods are used at the company's material base metal properties.

Mineral reserve and resource estimates may be materially affected by a number of risks and uncertainties, including with respect to environmental, permitting, legal, title and other issues. These risks and uncertainties are discussed under the heading " Risks and Uncertainties" in the company's most recent Annual Information Form on file with Canadian Securities regulators.

Mineral reserves at Williams and David Bell have been estimated on the basis of an assumed gold price of US$300 per ounce. Mineral resources at these properties have been estimated at various assumed gold prices at the different operations, depending on the expected life of the relevant operation. Mineral resources at Williams and David Bell have been estimated on the basis of assumed gold prices of US$350 and US$400 per ounce. Mineral reserves at Pogo have been estimated on the basis of US$ 300 per ounce. Mineral resources at Pogo have been estimated using an assumed gold price of US$400 per ounce. Copper reserves at Highland Valley Copper are estimated on the basis of an assumed copper price of US$0.72/lb while those at Antamina have been estimated using an assumed copper price of US $0.90/lb. Zinc reserves at Antamina and Red Dog have been estimated on the basis of US$0.50 and US$0.55/lb zinc, respectively, whereas at the development properties, assumed prices of US$0.45 to US$0.60/lb zinc have been used in the estimation of reserves and resources.

Mineral Resources at December 31, 2002

Mineral Resources (100%) [1]

		Measured		Indicated		Inferred		
		tonnes (000's)	grade (g/t) [2]	tonnes (000's)	grade (g/t)	tonnes (000's)	grade (g/t)	Teck Cominco Interest (%)
Gold	Williams							50
	Underground	340	3.22	670	3.39	6,900	5.11	
	Open-pit	1,140	1.90	1,900	1.84	1,410	1.89	
	David Bell	140	9.37	680	3.77			50
	Pogo			770	8.92	1,230	16.90	40 [4]
	Los Filos	5,200	2.24	16,900	1.96	5,900	2.00	70
	Lobo-Marte							60
	Lobo			64,210	1.79	5,660	1.70	
	Marte			33,470	1.58	3,590	1.35	
	El Limon					13,400	3.53	78.8
	Kudz Ze Kayah			11,300	1.30	1,500	2.00	100
			grade (%)		grade (%)		grade (%)	
Copper	Antamina	25,000	0.50	35,000	0.47	33,000	0.78	22.5
	San Nicolas	1,880	0.73	78,080	1.34	7,020	1.28	79
	Kudz Ze Kayah			11,300	0.90	1,500	0.14	100
Zinc	Antamina	25,000	0.20	35,000	0.29	33,000	0.99	22.5
	Red Dog			9,000	17.4	37,100	13.8	100
	San Nicolas	1,880	3.6	78,080	1.8	7,020	1.4	79
	Pend Oreille					3,300	6.6	100
	Kudz Ze Kayah			11,300	5.9	1,500	6.4	100
	Sä Dena Hes			2,190	10.4			50
Lead	Red Dog			9,000	5.2	37,100	4.3	100
	Pend Oreille					3,300	1.3	100
	Kudz Ze Kayah			11,300	1.5	1,500	3.1	100
	Sä Dena Hes			2,190	2.6			50
Titanium	White Earth [3]			428,000	11	1,031,000	10	100
Coal [5]	Elkview	20,500				880,000		100

(1) Mineral resources are mine and property totals and are not limited to Teck Cominco's interest
(2) g/t = grams per tonne
(3) Grade reported as % TiO_2
(4) The company has the right to earn a 40% interest under a development agreement
(5) Coal resources expressed as tonnes of clean coal

Estimates of the mineral reserves and resources for the company's material properties have been prepared under the general supervision of William P. Armstrong, P.Eng., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of qualified person Gordon Stothart, P.Eng., who is an employee of Compañia Minera Antamina. Messrs. Armstrong and Stothart are Qualified Persons for the purposes of National Instrument 43 - 101. Mineral reserve estimates for Louvicourt have been provided to the company by the project operator.

Mineral reserves and resources at Polaris were depleted during the year and the operation has been closed; reserves at Bullmoose were largely exhausted during the year and the mine will close in the spring of 2003.



ZINC

After a significant fall in 2001, zinc consumption in the Western World rose moderately by 1.6% in 2002. Consumption in the U.S. was down 2%, due to reduced use of galvanized steel in commercial construction, which overshadowed increased usage in auto production.

Inventory levels at the London Metal Exchange (LME) rose steadily throughout 2002, increasing by 218,000 tonnes. Total refined inventories (LME, producer, consumer and merchant stocks) at year-end had risen to 7.9 weeks of Western World consumption, above the five-week level traditionally considered to be normal.

Prices traded in a US$0.05 per pound range in 2002, ending the year at US$0.34 per pound, a 15-year low. The price averaged US$0.35 per pound, down from US$0.40 per pound in 2001.

Due to a fall in Chinese mine production, China continued to be a major net importer of concentrates in 2002. This action was a major factor in moving the concentrate market in the West into deficit. As a result of decreased availability of concentrates, Chinese production of refined zinc was lower and its net exports of refined zinc fell by 25%.

Zinc mine production was lower elsewhere in the world as well, as a result of cutbacks and mine closures. The shortage of concentrate put downward pressure on treatment charges and this is expected to lead to cutbacks in refined production in 2003.

Teck Cominco's Product Technology Centre supports the markets for our refined metal products with a variety of value-added technology solutions and services. The Centre was successful in introducing a new appearance-enhancing alloy, BritePlus™, to the galvanizing market, and maintained its industry leading position in lead acid battery plate manufacturing technology. Significant progress was realized toward the development of a zinc reactant used in zinc-air fuel cells now being commercialized by Metallic Power Inc.

COPPER

Western World refined consumption fell by 2% in 2002 as a slowdown in global economic activity affected all sectors of copper consumption. Copper consumption in the U.S., the world's largest copper consuming area, fell by almost 8% in 2002.

LME Zinc Price and Inventories


US Cents/lb
Metric Tonnes (thousands)
Cash Price
Inventories
1998
1999
2000
2001
2002

LME Copper Price and Inventories


US Cents/lb
Metric Tonnes (thousands)
Cash Price
Inventories
1998
1999
2000
2001
2002

Inventory levels on the LME and COMEX rose by 180,000 tonnes, ending at a combined level of 1,218,000 tonnes. Total refined inventories (LME, COMEX, producer, consumer and merchant stocks) rose slightly to 1.7 times normal at the end of 2002 (normal level being five weeks of Western World consumption).

Prices started 2002 at US$0.65 per pound, rose to US$0.76 per pound in June, and ended the year at US$0.70 per pound. The price averaged US$0.71 per pound in 2002, down from US$0.72 per pound in 2001.

As with zinc, mine production cuts initiated in late 2001 and continued in 2002 will help to reduce the oversupply in the marketplace and provide for an improved market outlook for 2003.

METALLURGICAL COAL

Seaborne trade in metallurgical coal is estimated to have been 193 million tonnes in 2002, up 0.7% from the previous year.

Australia dominates the metallurgical coal market, exporting an estimated 108 million tonnes in 2002, up 4% from 2001. Canadian exports are estimated to have fallen 8% to 24 million tonnes, U.S. exports are estimated to have fallen 13% to 20 million tonnes, and China's exports rose marginally to 12 million tonnes.

Global pig iron production rose by 6% in 2002, aiding the metallurgical coal market. The tight market in 2002 translated into a 12% improvement in coal prices over 2001.

Inventories increased in the second half of the year as a result of increases in production. A number of producers have announced plans to reduce production as a result of these inventory increases.

GOLD

2002 was a good year for gold. The price started the year at US$274 per ounce and finished up 27% at US$347 per ounce. The average for 2002 was US$310 per ounce, compared with 2001's average of US$271 per ounce.

The price in 2002 was supported by falling U.S. interest rates, declining stock markets, a weakening U.S. dollar and geopolitical uncertainty.

Mine production, mainly in North America and South Africa, fell by 2% to 2,543 tonnes, the first drop since 1995. Further reduction in supply came from the continued liquidation of hedging positions by producers that started in 2001.

Consumption in the jewellery sector fell by 12% while overall fabrication fell by 11% primarily due to weak GDP growth.


Coal Sales
Average Price (US$/mt)
$60
$50
$40
$30
$20
$10
$0
Price
2001
2002

In Mexico, exploration at Morelos Norte Reserve in 2002 targeted gold skarn mineralization associated with the margins of a Cretaceous granodiorite stock. Work included mapping, prospecting and geochemical sampling around the margins of the stock, 30 kilometres of geophysics (IP) over the west side of the stock, and 7,700 metres of diamond drilling in 52 holes. The latter included infill and step-out drilling on the El Limon prospect, including definition of a surface oxide zone on the northwest end of the prospect, as well as testing of IP targets in the Los Guajes and Amarilla areas west of El Limon. Highlights of the drilling program include:

Hole #	From (m)	To (m)	Length (m)	Grade (g/t)	Location
DLIM-53	198.0	244.5	46.5	6.1	El Limon South
DLIM-56	181.5	198.5	17.0	5.5	El Limon South
DLIM-61	0.0	23.0	23.0	5.0	El Limon Oxide
DLIM-68	0.0	12.9	12.9	23.7	El Limon Oxide
DLIM-76	49.9	102.1	52.2	7.2	Los Guajes





Exploration Camp, Peru

Preliminary resource estimates are presently being calculated for the above zones.

In Canada, highlights included the identification of several kimberlite boulder trains on Rhonda Corporation's Inulik diamond property, in which Teck Cominco has the option to earn up to a 70% interest; a promising new gold target on Freewest Resources Canada Inc.'s property 100 kilometres east of Hemlo, in which Teck Cominco can earn up to a 65% interest; and drill intersections of massive sulphides on Wolfden Resources Inc.'s High Lake property in Nunavut, including 5.6% copper over 17.5 metres and 5.3% copper over 47.8 metres. Teck Cominco entered into an agreement with Wolfden to help fund continued exploration and evaluation of High Lake.

In Turkey, several new zinc oxide prospects were discovered, on which significant surface showings will be followed up in 2003.

In Argentina, several new gold prospects were discovered during a regional exploration program. Initial assays from grab samples of quartz veins were up to 3 grams per tonne of gold and 250 grams per tonne of silver.

With offices in nine countries throughout the Americas, Australia, Turkey and Namibia, the company continues its aggressive exploration for copper, gold and zinc.

POGO (GOLD)

Teck Cominco is earning a 40% interest in the Pogo gold property in Alaska under a development contract with members of the Sumitomo group of companies. Pogo is a high-grade gold deposit which will be developed as an underground mine with a 2,500 tonnes per day mill.

The principal work carried out in 2002 related to permitting, including consultation with local native groups, Alaska State agencies and the Environmental Protection Agency (EPA). An Environmental Impact Study (EIS) is being prepared by a third party contractor on behalf of the EPA. A Preliminary Draft Environmental Impact Statement was issued in August and following consultation with various interested groups is being revised, to be issued as a Draft EIS, which will trigger a formal 60-day public review process. A final EIS is expected to be issued together with permits late in 2003, allowing construction to proceed in 2004.

PEND OREILLE (ZINC, LEAD)

Mine development included completion of a 1,330-foot internal shaft, as well as a 2,000-foot ramp extension providing access to the Yellowhead zone. Electrical power distribution upgrades to the site, and ultimately underground, were completed. Refurbishment of the underground crusher and conveyor system, the surface concentrator and the installation of the tailings pond liner and development of orebody access drifts will occur in 2003.

Starting in early 2004, the Pend Oreille Mine will produce a high-quality zinc concentrate that will be trucked 80 kilometres from the site at Metaline Falls, Washington to Trail, B.C. The capital cost forecast remains on target at US$74million.

Technological Innovation

Teck Cominco's strong ongoing focus on developing new process technologies in support of existing operating units and business development initiatives continued in 2002.

The Corporate Research Group, located in Trail, in addition to providing support for production activities, successfully completed a three-year program to develop a breakthrough technology for heap-leaching zinc from sulphide ores. The process, for which patent applications have been filed and which is termed HydroZinc™, produces cathode zinc directly from run-of-mine ore and was operated at a pilot scale of 1 tonne per day of refined zinc throughout 2002. This work complements an earlier parallel program that successfully produced refined zinc from oxide ores.

The company's CESL unit continued the development of its proprietary copper and nickel technologies. Extensive work was carried out in support of the company's Mesaba copper, nickel, cobalt project in Minnesota in 2002. New processes were developed to simultaneously treat copper concentrate and high arsenic-bearing by-products so as to stabilize arsenic, and a new approach to precious metals recovery from copper concentrates was discovered. Commercialization of the CESL Copper Process was advanced through detailed discussions with several major copper producers.



Pogo Gold Property, Alaska



CESL Plant, Vancouver, B.C.

Revegetation on inactive waste dump, Bullmoose Mine

Teck Cominco is committed to sound and responsible business practices in every aspect of its activities. A detailed description of the company's progress in the environment, health, safety and community fields can be found in the Sustainability Report available at www.teckcominco.com/environment/sustain.htm.

The Board's Environment, Health and Safety Committee sets policies and oversees management of environmental, social and safety performance for the company. Management, through a committee chaired by the CEO, establishes priorities and directions for the environmental, health and safety programs.

In 2002, Teck Cominco received recognition from a number of agencies. The company won the British Columbia Mine Reclamation award for its voluntary cleanup work at the site of the old Bluebell mine. The company also won the annual British Columbia citation for excellence for the reclamation work under way at the Bullmoose coal mine.

At the international level, Compañia Minera Antamina (jointly owned by Teck Cominco, Noranda, BHP Billiton and Mitsubishi) was ranked by an independent survey as the best mining company in Peru with respect to social and environmental responsibility. Refinería de Cajamarquilla received special recognition for its support of a major archaeological excavation in the vicinity of the refinery.

Teck Cominco Health & Safety Statistics

	1999	2000	2001	2002
Lost Time Accidents	193	186	105	89
Fatalities	-	1	2	2
Frequency*	2.1	2.4	1.7	1.1
Severity**	63.7	137.3	240.5	186.7

* *Frequency = Lost Time Accidents per 200,000 Hours Worked*

** *Severity = Days Lost per 200,000 Hours Worked (Contractors not included)*

The State of Oregon recognized Teck Cominco's reclamation of the Glenbrook Nickel site in Riddle, Oregon, awarding the company a special citation of excellence. The U.S. Coast Guard offered a public commendation to Foss Maritime and the Red Dog mine for their excellent efforts to secure and recover, without environmental incident, a barge which broke loose during a storm at the Red Dog port on the Chukchi Sea.

During the year, the company had to deal with some very difficult situations. At Antamina an incident involving the collapse of a large pile of sediments from Lake Antamina led to a fatality and considerable damage to equipment. This incident was fully investigated and new procedures have been put in place to reinforce the importance of working in a safe and responsible manner.

A committee from the community of Kivalina near the Red Dog mine brought proceedings against Teck Cominco Alaska alleging violations of the *Clean Water Act* and the mine's water discharge permits. The vast majority of the alleged incidents were permitted through Compliance Orders issued by the EPA, and Teck Cominco Alaska has worked closely with the regulatory authorities and NANA to meet the concerns of the community of Kivalina.

Continual improvement in environment, health and safety performance remains the company's key goal. Our objectives for 2003, which are set out in the Sustainability Report, are based on this goal.

FINANCIAL SUMMARY

Net earnings for the year ended December 31, 2002 were $30 million, or $0.15 per share, compared with a loss of $21 million or $0.17 per share in 2001. The loss in 2001 was due to the recording of asset valuation writedowns of $122 million on an after-tax basis. Net earnings before the writedowns were $101 million or $0.69 per share in 2001.

Earnings in 2002 were affected by extremely low zinc and copper prices, which averaged US$0.35 and US$0.71 per pound respectively compared with US$0.40 and US$0.73 per pound in 2001. Offsetting the effects of low zinc and copper prices were higher realized gold prices, which averaged US$314 per ounce compared with US$282 per ounce in 2001, and higher coal prices which at an average price of US$44 per tonne were 10% higher than a year ago.

Net earnings in 2001 of $101 million before writedowns included significant profits from power sales, with a realized power price of US$174 per MW.h in 2001 compared with US$23 per MW.h in 2002.

Excluding Trail, which benefitted from significant power profits in 2001, operating profit from all other operations in 2002 of $160 million was 11% lower than the $180 million in 2001, with higher coal profits partially offsetting the lower profits from zinc, copper and gold operations. The results from the Antamina copper, zinc mine were included in equity earnings, and would have added $36 million to operating profit for the year had the operation been consolidated.

Cash flow from operations, before changes to non-cash working capital items, was $201 million compared with $418 million in 2001. The higher cash flow in 2001 was due mainly to the significant profits from power sales, when Trail shut down its metals operations from July to September to maximize power sales opportunities.

FINANCIAL DATA

($ millions, except per share data)	2002	2001
Earnings and Cash Flow		
Revenue	$ 2,187	$ 2,379
Operating profit (after depreciation)	$ 183	$ 402
Earnings before asset writedowns	$ 30	$ 101
Net earnings (loss)	$ 30	$ (21)
Cash flow from operations	$ 201	$ 418
Earnings (loss) per share	$ 0.15	$ (0.17)
Capital Expenditures and Investments		
Capital expenditures	$ 187	$ 346
Investments	$ 18	$ 36
Balance Sheet		
Cash	$ 91	$ 101
Working capital	$ 635	$ 609
Total assets	$ 4,958	$ 5,133
Long-term debt	$ 933	$ 1,005
Shareholders' equity	$ 2,520	$ 2,540
Net debt to net debt plus equity	26%	25%
Shares outstanding (millions)	184.5	184.5

Year-end working capital was $635 million, compared with $609 million at the end of 2001. The cash balance at December 31 was $91 million compared with $101 million a year ago. Net debt (long-term debt less cash), excluding the exchangeable debentures relating to Inco shares, was $868 million or 26% of net debt plus equity, compared with net debt of $864 million or 25% of net debt plus equity at the end of 2001.



JOHN G. TAYLOR
Senior Vice President, Finance and Chief Financial Officer



RONALD A. MILLOS
Vice President, Corporate Finance

RESULTS OF OPERATIONS

Revenues

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the tables on pages 29 and 30. Commodity prices and the Canadian/U.S. dollar exchange rate are presented in the table on this page.

Revenues from operations were $2.2 billion in 2002 compared with $2.4 billion in 2001. Major decreases from 2001 included $49 million from the Cajamarquilla zinc refinery which had a three-month shutdown in 2002, $34 million from the Sullivan mine which closed in December 2001, and $93 million from gold operations with the sale of the two Australian gold mines in October 2001.

Smelting and Refining

Trail operated under a number of adverse conditions in 2002, with lower treatment charges received on its smelting and refinery operations and lower zinc premiums realized due to market conditions. Prices also declined for certain specialty metals such as indium and germanium. Refined zinc production was 269,000 tonnes compared with 168,100 tonnes in 2001 when operations were shut down in the third quarter to maximize power sales opportunities. Trail realized substantial profits from unusally high power prices in the previous year, selling 1,159,000 MW.h at an average price of US$174 compared with sales of 683,000 MW.h at an average price of US$23 in 2002. Operating profit from Trail was $23 million in 2002, down significantly from $222 million in 2001 due mainly to the reduced power profits.

Realized Metal Prices	2002	2001
Zinc (US$/pound)	0.35	0.40
Copper (US$/pound)	0.71	0.73
Lead (US$/pound)	0.20	0.22
Gold (US$/ounce)	314	282
Coal (US$/tonne)	44	40
Canadian/U.S. exchange rate (US$1 = Cdn$)	1.57	1.55

Refined zinc output at Cajamarquilla was 92,900 tonnes in 2002 compared with 122,100 tonnes in 2001. The lower production was due to a three-month shutdown of its operations from June to August of 2002 to help reduce market inventory. Despite the reduction in output and sales and the operating losses incurred during the shutdown, Cajamarquilla generated an operating profit of $12 million compared with $22 million the year before.

Zinc Mining

The Red Dog mine produced 578,400 tonnes of zinc in concentrate in 2002 compared with 517,700 tonnes in 2001. The higher production was mainly a result of higher ore grades, as well as improved recovery rates as a result of the Value Improvement Program completed in late 2001. The Red Dog mine recorded an operating loss of $28 million in the year compared with a profit of $4 million in 2001, mainly due to the lower zinc price which averaged US$0.35 per pound compared with US$0.40 per pound in the previous year.

The Polaris mine shut down in early September after depleting its ore reserves, and reclamation work is now being carried out. Production in 2002 was 78,600 tonnes of zinc in concentrate compared with 123,100 in 2001. The mine recorded an operating profit of $2 million compared with $11 million in 2001 as a result of the lower production and zinc price.

PRODUCTION AND SALES STATISTICS

For the years ended December 31		Production 2002	Production 2001	Sales 2002	Sales 2001
REFINED METALS					
Zinc	Trail	269,000	168,100	275,300	156,000
(Tonnes)	Cajamarquilla	92,900	122,100	98,000	122,300
		361,900	290,200	373,300	278,300
Lead	Trail	80,700	55,200	78,400	45,900
(Tonnes)					
Surplus Power					
(MW.h)	Trail			683,000	1,159,000
MINE OPERATIONS					
Zinc	Red Dog	578,400	517,700	586,300	531,700
(Tonnes)	Antamina	51,900	12,600	56,300	7,000
	Polaris	78,600	123,100	105,700	128,400
	Louvicourt	5,000	4,500	5,000	4,500
	Sullivan	–	72,600	–	48,100
		713,900	730,500	753,300	719,700
Copper	Highland Valley	115,900	119,300	114,900	133,800
(Tonnes)	Antamina	74,400	18,100	78,800	19,800
	Louvicourt	11,200	12,900	11,200	12,900
		201,500	150,300	204,900	166,500
Lead	Red Dog	107,900	95,300	113,000	83,100
(Tonnes)	Polaris	17,600	30,600	27,900	30,600
	Sullivan	–	31,600	–	24,200
		125,500	157,500	140,900	137,900
Gold	Williams	202,554	222,894	202,554	222,894
(Ounces)	David Bell	66,503	84,618	66,503	84,618
	Tarmoola	–	143,290	–	143,290
	Carosue Dam	–	84,746	–	84,746
	By-product	16,142	17,559	16,420	17,559
		285,199	553,107	285,477	553,107
Coal	Elkview	5,547	5,517	5,517	5,399
(000's Tonnes)	Bullmoose	1,342	1,154	1,100	1,154
		6,889	6,671	6,617	6,553

Note: The above production and sales volumes refer to the company's share. Production and sales volumes of base metal mines refer to metals contained in concentrate.

SEGMENTED REVENUE AND OPERATING PROFIT AFTER DEPRECIATION

	($ in millions)	Revenue 2002	Revenue 2001	Operating Profit 2002	Operating Profit 2001
Zinc	Trail (including power sales)	$ 769	$ 785	$ 23	$222
	Cajamarquilla	145	194	12	22
	Red Dog	382	376	(28)	4
	Polaris	80	106	2	11
	Sullivan	–	34	–	(18)
	Inter-segment sales	(75)	(77)	2	4
		1,301	1,418	11	245
Copper	Highland Valley	251	282	35	42
	Louvicourt	26	26	(3)	(3)
		277	308	32	39
Gold	Williams	100	98	16	21
	David Bell	33	36	4	8
	Tarmoola	–	58	–	2
	Carosue Dam	–	35	–	4
		133	227	20	35
Coal	Elkview	387	337	92	70
	Bullmoose	76	75	24	17
		463	412	116	87
Other		13	14	4	(4)
TOTAL		$2,187	$2,379	$183	$402

Copper Mining

The Highland Valley Copper mine (Teck Cominco 63.9%) produced 181,300 tonnes of copper in concentrate in 2002 compared with 186,600 tonnes the previous year. The mine contributed an operating profit of $35 million compared with $42 million in 2001, as a result of lower copper prices and a 14% reduction in sales. The lower sales were due mainly to the timing of shipments and not market-related.

The company's 22.5% share of Antamina's production was 74,400 tonnes of copper production in 2002. The mine is currently equity-accounted and equity earnings in 2002 were $17 million on an after-tax basis. Its results will be reflected in operating profit and cash flow in 2003 when it achieves completion as defined in the project loan agreement.

Gold Mining

Gold production at both the Williams and the David Bell mines at Hemlo was adversely affected by ground conditions in 2002 beginning early in the year. The mines have taken measures to address the stability problems and had made significant improvements by the end of the year. Combined gold production from the two mines was 538,112 ounces compared with 597,878 ounces in 2001, of which the company's share is 50%.

The average cash operating cost was US$222 per ounce compared with US$187 per ounce a year ago, due to the lower production. The average realized gold price, including hedging gains, was US$314 per ounce compared with US$282 per ounce in 2001. Operating profit from gold operations of $20 million was down from $35 million in 2001, due to the lower production caused by ground problems and the sale of the Tarmoola and Carosue Dam gold mines in October 2001.

Coal Mining

Metallurgical coal production from the Elkview mine was 5,547,000 tonnes compared with 5,517,000 tonnes in the previous year. With higher sales and a higher average coal price of US$44 per tonne compared with US$40 per tonne a year ago, operating profit from Elkview operations was $92 million, compared with $70 million in 2001.

The Bullmoose mine produced 2,203,000 tonnes of coal in 2002 compared with 1,894,000 tonnes in 2001, of which the company's share was 61%. The increase was due mainly to an acceleration of the production rate as the mine is scheduled to mine out its coal reserve at the end of the first quarter in 2003. The company's share of operating profit in 2002 was $24 million compared with $17 million in 2001 as a result of a higher coal price and lower operating costs.

OTHER EXPENSES

General, administration and marketing expense of $53 million decreased from $58 million in 2001 mainly as a result of reduced overhead costs following the merger with Cominco.

Interest expense was $67 million in 2002 compared with $77 million in the previous year. The lower interest expense was due mainly to lower interest rates in the current year. In September 2002 the company issued US$200 million of debentures due 2012 bearing an interest rate of 7%, replacing some lower interest-rate revolving bank debts and resulting in a higher interest expense in the fourth quarter compared with the first three quarters.

Exploration expense was $34 million in 2002, down significantly from $59 million in 2001. The 2001 expense included the ongoing exploration programs of the two pre-merger companies. Following the merger with Cominco, the exploration activities were reorganized resulting in major reductions in 2002.

Included in the net amount of $7 million of other income were interest and investment income totalling $29 million, including interest received on tax refunds, offset by a reduction in the carrying value of investments of $22 million recorded at year-end. The latter relates to the company's holding of 17.4 million shares in Sons of Gwalia Limited, the carrying value of which was reduced from $86 million to $64 million.

Income tax expense of $5 million represents a net number for provisions of taxes and recovery on losses in different jurisdictions. A reconciliation between taxes calculated at the statutory rates and the actual tax provision as well as other tax information is provided in note 13 of the financial statements.

EQUITY EARNINGS

The company accounts for its 22.5% investment in the Antamina project, which commenced commercial production in the fourth quarter of 2001, on an equity basis. Upon the project achieving "completion" as defined in the senior project debt agreement, expected in the second quarter of 2003, the company will account for the investment on a proportionate consolidation basis, presenting its share of operating profit and cash flow on the same basis as other operations. Equity earnings from the Antamina mine in 2002 were $17 million compared with an equity loss of $1 million in the fourth quarter of 2001.

FINANCIAL POSITION AND LIQUIDITY

Operating Cash Flow

Cash flow from operations, before changes to non-cash working capital items, was $201 million in 2002 compared with $418 million in 2001. The higher operating cash flow in 2001 was due mainly to the significant profits from power sales, when Trail shut down its metals operations from July to September of 2001 to maximize power sales at high prices.

Operating cash flow of $70 million in the fourth quarter was the highest of the four quarters in the year, with low gold production at Hemlo in the first two quarters, the shutdown of Cajamarquilla from June to August and the maintenance shutdown of Trail in August affecting the cash flow in the first three quarters.

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was $252 million. The reduction to non-cash working capital items of $51 million was due mainly to inventory reductions.

Investing Activities

Capital expenditures in 2002 were $187 million. Major expenditures included $65 million at Trail and $33 million on the Pend Oreille zinc project. The company completed its funding of the construction of the Antamina project in 2002 with capital expenditures of $26 million, which included the final payment made to the Peruvian government. Other capital expenditures included $16 million at Red Dog, $11 million at Elkview, $10 million at Cajamarquilla and $8 million on the Pogo gold project.


Operating Profit Before Depreciation
190
171
386
628
382
1999
2000
2001
2002
Refining
Operating Profit After Depreciation
$millions
0
50
100
150
200
250
350
400
450
94
78
247
402
183
1998
1999
2000
2001
2002
Gold
Copper
Coal
Zinc
Refining
Long-Term Debt & Total Capitalization
$millions
0
1000
2000
3000
4000
5000
452
1954
425
2226
875
4418
1005
4450
933
4390
1998
1999
2000
2001
2002
Long-Term Debt
Total Capitalization

Financing Activities

In May 2002, the company repaid the US$125 million debenture on maturity by drawing down the company's long-term credit facilities. In September, the company issued US$200 million of 10-year 7% debentures. The net proceeds were used to repay shorter-term revolving bank loans.

In April 2001 the company drew the remaining US$103 million (Cdn$165 million) of the Cajamarquilla term loan facility. The funds, which were placed in a restricted account, were repaid to the banks in May 2002 as a decision was made not to proceed with the plant expansion in the near term.

The $80 million of short-term bank borrowings outstanding at the end of 2001 were repaid in the year.

Cash Resources and Liquidity

At December 31, 2002, the company had a cash balance of $91 million and no short-term bank borrowings. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $868 million or 26% of net debt plus equity, compared with net debt of $864 million or 25% of net debt plus equity at the end of 2001.

When the investment in Antamina is proportionately consolidated, expected in the second quarter of 2003, the company's share of the Antamina project debt of US$281 million will be included in long-term debt.

At the year-end, the company had bank credit facilities aggregating $939 million in total commitments, 90% of which mature in 2005 and beyond. Unused credit lines under these facilities amounted to $879 million as the company has issued $60 million of letters of credit.

OUTLOOK

Earnings and Cash Flow

Metal production forecasts for 2003 are summarized in the table on page 12. In 2003, the smelter and refineries at Trail and Cajamarquilla plan to operate at full production rates. Zinc concentrate production from the mines will decrease in 2003 due to the closure of the Polaris mine in September 2002. This reduction is expected to be offset by an increase in zinc production planned at Antamina. The Red Dog mine is expected to produce at full production rates. Copper production from the Highland Valley Copper mine is expected to decrease slightly in 2003 due to lower ore grades, while copper production from Antamina in 2003 is expected to be similar to 2002. Gold production from the Hemlo mines is expected to be at a level similar to 2002. Despite the scheduled closure of the Bullmoose mine at the end of the first quarter in 2003, the formation of the newly announced Coal Partnership is expected to result in an increase to the company's share of metallurgical coal production in 2003.

As discussed earlier, the results of Antamina will be proportionately consolidated when the mine achieves completion, as defined in the senior project debt agreement, which is expected in the second quarter of 2003. The new accounting treatment will have no effect on net earnings, but the company's share of revenues, operating profit, interest expense and cash flow in the Antamina project will be added to the company's respective accounts. The Antamina mine at current metal prices is expected to generate cash flow more than sufficient to cover its senior debt repayments.

Unfavourable financial market conditions have resulted in reductions in pension plan asset values in 2002 for the company's defined benefit pension plans. As disclosed in the pension note (Note 16) of the financial statements, there was a negative return of $18 million on plan assets in 2002 instead of an expected return of $50 million based on actuarial assumptions. The reduction in pension asset values will result in an increase in the company's funding and pension expense with respect to the company's defined benefit plans in 2003, estimated to be $9 million and $6 million respectively.

The company's earnings and cash flow are especially sensitive to zinc, copper, gold and coal prices, and the Canadian/U.S. dollar exchange rate. The accompanying table shows the impact on the company's earnings due to fluctuations in metal prices and the Canadian/U.S. dollar exchange rate.

EARNINGS SENSITIVITY
(Based on 2003 plan, and before the effect of hedging)

	Change	**Impact on After-tax Earnings**
		(Cdn$ millions)
ZINC	US$0.01/lb	$ 13
COPPER	US$0.01/lb	$ 3
GOLD	US$10/oz	$ 4
COAL	US$1/mt	$ 7
CDN$/US$	CDN$0.01	$ 8

Zinc and copper prices are expected to improve over 2002 levels due to improving market fundamentals. There are no significant changes expected in metallurgical coal markets in 2003.

To manage the risks of changing metal prices and the U.S. dollar exchange rate, the company regularly reviews market movements and from time to time conducts hedging transactions. The company's forward sales positions are summarized in Note 17(a) of the financial statements.

Development Projects and Capital Expenditures

On January 13, 2003, the company announced jointly with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board that an agreement was reached to combine the metallurgical coal assets of Teck Cominco, Fording and Luscar Energy Partnership under a plan of arrangement to form a new Coal Partnership (see page 7). Teck Cominco will contribute $125 million and its metallurgical coal assets, including the Elkview mine, for a 35% interest in the partnership and will be the managing partner. Teck Cominco's interest in the partnership will increase by up to 5% if the partnership achieves certain levels of operating synergies by March 31, 2007. In addition, the company will invest $150 million for a 9.1% interest in the Fording Canadian Coal Trust which will own the remaining 65% of the partnership. Accordingly, the company's direct and indirect interest in the Coal Partnership is 41% with the potential of increasing to approximately 46%. The new Coal Partnership will be the world's second largest producer of seaborne metallurgical coal with 25 million tonnes of annual capacity.

Construction of the Pend Oreille mine in Washington State is continuing with start-up scheduled in the first quarter of 2004 (see page 25). Capital expenditures in 2003 are estimated to be US$34 million and total project costs remain on plan at US$74 million.

At the Pogo gold project in Alaska, the Preliminary Draft Environmental Impact Statement issued by the EPA on August 29, 2002 is being reviewed by federal and state regulatory agencies and native groups. It is anticipated that public hearings will take place in the spring of 2003 with the final permits expected to be issued in the fourth quarter of 2003. The project feasibility study is being updated, and will be finalized on receiving the key permits. If permitting and development remain on schedule, the mine could commence gold production in late 2005 (see page 25).

The company's 2003 capital expenditures are estimated to be $180 million, excluding the company's share of capital expenditures in the new Coal Partnership. Major expenditures include $34 million upgrading Trail's power generation facilities, $31 million at Red Dog and $51 million on the Pend Oreille project.

The company expects to finance the $275 million investment in the new Coal Partnership with cash on hand and revolving bank credit facilities. The budgeted capital expenditures will be funded by cash flow from operations.

CAUTION ON FORWARD-LOOKING INFORMATION

This annual report contains certain forward-looking statements within the meaning of the *United States Private Securities Litigation Reform Act of 1995*. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These risks are described in more detail in the Annual Information Form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report have been prepared by the management of the company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of five members, meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable. The internal audit department of the company conducts ongoing reviews and evaluation of these controls and reports on its findings to management and the Audit Committee.



DAVID A. THOMPSON
Deputy Chairman and
Chief Executive Officer



JOHN G. TAYLOR
Senior Vice President, Finance and
Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Teck Cominco Limited as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, B.C.
February 7, 2003

Consolidated Balance Sheets
As at December 31

($ in millions)	2002	2001
ASSETS		
Current Assets		
Cash	$ 91	$ 101
Accounts and settlements receivable	235	242
Production inventories	495	540
Supplies and prepaid expenses	134	161
	955	1,044
Investments (Note 4)	414	606
Property, Plant and Equipment (Note 5)	3,393	3,298
Other Assets (Note 6)	196	185
	$4,958	$5,133
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 294	$ 310
Short-term bank loans	–	80
Current portion of long-term debt (Note 7)	26	45
	320	435
Long-Term Debt (Notes 5 and 7)	933	1,005
Other Liabilities (Note 8)	351	365
Future Income and Resource Taxes (Note 13)	556	509
Debentures Exchangeable for Inco Shares (Note 9)	248	248
Minority Interests (Note 10)	30	31
Shareholders' Equity (Note 11)	2,520	2,540
	$4,958	$5,133
Commitments and Contingencies (Notes 5 and 17)		

The accompanying notes are an integral part of the financial statements.

Approved by the Directors



DAVID A. THOMPSON



KEITH E. STEEVES

Consolidated Statements of Earnings and Retained Earnings

Years ended December 31

($ in millions, except per share data)	2002	2001
Revenues	$ 2,187	$ 2,379
Cost of operations	(1,805)	(1,751)
Depreciation and amortization	(199)	(226)
Operating Profit	183	402
Other Expenses		
General, administration and marketing	(53)	(58)
Interest on long-term debt	(67)	(77)
Exploration	(34)	(59)
Research and development	(19)	(15)
Other income and expense (net)	7	62
	17	255
Asset valuation writedowns (Note 12)	–	(169)
Income and resource taxes (Note 13)		
On earnings from operations	(5)	(103)
On asset valuation writedowns (Note 12)	–	47
Minority interests	1	(50)
Equity earnings (loss)	17	(1)
Net Earnings (Loss)	$ 30	$ (21)
Basic and Diluted Earnings (Loss) Per Share	$ 0.15	$ (0.17)

($ in millions)	2002	2001
Retained Earnings at the Beginning of the Year	$502	$572
Adjustment on adoption of new accounting standard for foreign exchange currency translation (Note 1)	(20)	(20)
Retained earnings at the beginning of the year as restated	482	552
Net earnings (loss)	30	(21)
Dividends	(37)	(29)
Interest on exchangeable debentures, net of tax (Note 11(a))	(3)	(3)
Shares issued to Class A common shareholders (Note 11(g))	–	(10)
Reduction on purchase and cancellation of Class B Subordinate Voting Shares (Note 11(f))	–	(7)
Retained Earnings at the End of the Year	$472	$482

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

Years ended December 31

($ in millions)	2002	2001
OPERATING ACTIVITIES		
Net earnings (loss)	$ 30	$ (21)
Items not affecting cash:		
Depreciation and amortization	199	226
Future income and resource taxes	(22)	48
Equity (earnings) loss	(17)	1
Minority interests	(1)	50
Asset valuation writedowns (Note 12)	–	122
Other	12	(8)
	201	418
Net change in non-cash working capital items (Note 15(a))	51	(119)
	252	299
FINANCING ACTIVITIES		
Short-term bank loans	(80)	75
Long-term debt	345	219
Repayment of long-term debt	(439)	(53)
Decrease (increase) in funds held on deposit (Note 7(b))	157	(157)
Reduction of other liabilities	(27)	–
Interest on exchangeable debentures (Note 11(a))	(5)	(5)
Issuance (purchase and cancellation) of Class B Subordinate Voting Shares	1	(20)
Dividends paid	(37)	(29)
Shares of subsidiary issued	–	19
Dividends of subsidiary paid to minority shareholders	–	(6)
	(85)	43
INVESTING ACTIVITIES		
Property, plant and equipment	(187)	(346)
Cominco shares acquired on merger	–	(277)
Partial redemption of Cominco exchangeable debentures	–	(38)
Investments	(18)	(36)
Proceeds from sale of investments and mining assets (Note 3)	28	131
Refund of tax deposit	–	57
	(177)	(509)
Effect of exchange rate changes on cash	–	2
Increase (Decrease) in Cash	(10)	(165)
Cash at the Beginning of the Year	101	266
Cash at the End of the Year	$ 91	$ 101
See also Note 15		

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Teck Cominco Limited (the company) is engaged in mining and refining businesses including exploration, development, mining, processing, smelting and refining. The company's major products are zinc, metallurgical coal, copper, gold, lead and specialty metals.

The consolidated financial statements of the company are prepared using accounting principles generally accepted in Canada. Note 19 reconciles the company's earnings and shareholders' equity to results that would have been obtained had the company's consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the company and all of its subsidiaries. Many of the company's mining activities are conducted through interests in joint ventures where the company shares joint control. These joint ventures are accounted for using the proportionate consolidation method. Inter-company accounts and transactions have been eliminated on consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied are asset and investment valuations, contingent liabilities, future income tax valuation reserves, environment and post-closure obligations and pension liabilities. Actual results could differ from these estimates.

TRANSLATION OF FOREIGN CURRENCIES

Except as described in the paragraph below, monetary assets and liabilities are translated at year-end exchange rates, and other assets and liabilities are translated at historical rates.

Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment. In addition, exchange differences on long-term monetary liabilities, which have been designated as a hedge against self-sustaining foreign operations, are included in the cumulative translation adjustment.

CASH

Cash includes cash on account, demand deposits and short-term investments with maturities of three months or less.

INVESTMENTS

Investments comprise marketable and non-marketable securities. Investments in other companies are carried at cost or at cost less amounts written off to reflect an impairment in value which is other than temporary.

PROPERTY, PLANT AND EQUIPMENT

(a) Plant and equipment

Plant and equipment are depreciated over the estimated lives of the assets on a unit-of-production or straight-line basis as appropriate.

(b) Mineral properties and deferred costs

Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves are believed to exist, in which case they are deferred.

Deferred costs include interest and financing costs relating to the construction of plant and equipment and operating costs net of revenues prior to the commencement of commercial production of a new mine. Interest and financing costs are capitalized only for those projects for which funds have been borrowed.

Mineral properties and deferred costs are, upon commencement of production, amortized over the estimated life of the orebody to which they relate or are written off if the property is abandoned or if there is considered to be a permanent impairment in value.

(c) Investments in mining properties

Investments in mining properties over which the company has significant influence but not joint control are accounted for using the equity method.

REVENUE RECOGNITION AND INVENTORIES

Revenues are recorded at the time of sale, when the rights and obligations of ownership pass to the customer, except in the case of Bullmoose Coal, where revenues related to coal produced under the terms of a long-term sales contract are recorded at the time of production. Coal production in excess of contracted sales is inventoried at cost. Finished goods, raw materials and in-process inventories are valued at the lower of cost and net realizable value.

INCOME AND RESOURCE TAXES

Future income tax assets and liabilities are determined based on the difference between the tax basis of the company's assets and liabilities and the respective amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

EMPLOYEE FUTURE BENEFITS

Pension and other employee future benefit expenses are based on actuarial determinations of current service costs. Certain actuarial assumptions used in the determination of future benefits and plan liabilities are based upon management's best estimates, including expected plan performance, salary escalation and retirement dates of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date of high quality debt instruments. Differences between the actuarial liabilities and the amounts recorded in financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Differences which are greater than 10% of the plan's assets or liabilities are taken into the determination of income over the average remaining service life of the related employees. Non-pension retirement benefits are accrued and are funded by the company as they become due.

SHARE OPTION PLAN

The company has a share option plan as described in note 11(d). Effective January 1, 2002, the company adopted the new accounting standard for stock based compensation. The company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Pro forma disclosure of the compensation expense which would have been recorded under the fair value method is disclosed in note 11(d).

RESEARCH AND DEVELOPMENT

Research and product development costs are expensed as incurred.

SITE RESTORATION AND POST CLOSURE COSTS

Expenditures related to ongoing environmental and reclamation activities are expensed as incurred unless previously accrued.

Provisions for future site restoration and reclamation and other post closure costs in respect of operating sites are charged to earnings over the estimated life of the assets, commencing when a reasonably definitive estimate of the cost can be made.

EARNINGS PER SHARE

The company follows the 'treasury stock' method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should 'in the money' options be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period.

HEDGING TRANSACTIONS

The company uses future foreign exchange and commodity futures and option contracts and interest rate swaps to manage its exposure to fluctuating interest rates, prices and exchange rates for the commodities it sells. Gains and losses relating to such instruments are taken into revenue at the time the commodities to which they are matched are sold.

2. MERGER WITH COMINCO LTD.

The company began acquiring shares of Cominco Ltd. (Cominco) in 1986 and in September 2000 the company acquired 5,176,700 shares of Cominco at a cost of $127 million, increasing the company's shareholding to just over 50%. Until September 30, 2000 the company had been accounting for the investment as an equity investment which had an accumulated value on an equity accounting basis of $898 million. Since that date the results of Cominco have been consolidated with those of the company.

On July 19, 2001 shareholders of Cominco approved an arrangement to merge Cominco with the company. Under the terms of the arrangement Cominco shareholders received 1.8 Class B Subordinate Voting Shares of Teck and $6 in cash for each Cominco share held. Holders of the exchangeable debenture due 2024 received $6 in respect of each underlying Cominco share, reducing the face value of each $1000 debenture to $745 (note 11 (a)). The merger was accounted for using the purchase method as follows:

	Merger in 2001	Shares Acquired in 2000
	($ in millions)	
Purchase price		
Cash	$ 262	$ 127
Shares issued (Note 11(c))	913	–
Merger costs	15	–
Carrying value of investment accumulated in prior periods	–	771
Total cost of the acquisition	$1,190	$ 898
Assets acquired		
Cash	$ –	$ 24
Other current assets	–	830
Mineral and resource properties	301	2,392
Other assets	–	178
Purchase of remaining minority interest in net assets	1,006	–
	1,307	3,424
Liabilities assumed		
Current liabilities	–	320
Long-term debt	–	1,263
Other liabilities	117	–
Outstanding minority interest in net assets	–	943
	117	2,526
Net assets acquired	$1,190	$ 898

3. DISPOSITIONS

(a) Sale of PacMin Mining Corporation (PacMin)

In November 2001, the company disposed of its interest in PacMin which owned the Tarmoola and Carosue Dam gold mines in Western Australia and realized no gain or loss on the sale. The company received cash proceeds of $52 million and 17.4 million shares of the purchaser, Sons of Gwalia Ltd. In addition the purchaser assumed $89 million of PacMin debt.

(b) Sale of Niobec

In March 2001, the company sold its 50% interest in the Niobec mine in Quebec to Mazarin Inc. The company received cash proceeds of $43 million and a note in the amount of $5 million due March 2004. An after-tax gain of $11 million was recorded on the sale.

4. INVESTMENTS

	2002	2001
	($ in millions)	
Investments and advances		
Inco Limited common shares (Note 9)	$246	$246
Cajamarquilla funds held on deposit (Note 7(b))	–	165
Loans receivable and other investments	80	87
Investment in Sons of Gwalia Ltd. (Notes 3(a) and 12)	64	85
Investment in other exploration companies	24	23
	$414	$606

Included in the above are marketable securities carried at a cost of $97 million (2001 - $108 million) that had a quoted market value of $95 million (2001 - $133 million). Inco common shares are excluded from marketable securities for the reasons discussed in Note 9.

5. PROPERTY, PLANT AND EQUIPMENT

	2002	2001
	($ in millions)	
Mines and processing facilities	$3,949	$3,779
Accumulated depreciation and depletion	(1,191)	(1,042)
	2,758	2,737
Development properties	287	253
Investment in Antamina	348	308
	$3,393	$3,298

Investment in Antamina

The company accounts for its 22.5% investment in Compañia Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. The guarantee will be removed when the project meets certain completion tests which are expected to take place in the second quarter of 2003. At December 31, 2002 the senior project debt outstanding was US$1.25 billion in respect of which the company is responsible for and has guaranteed US$281 million.

The project commenced commercial production in the fourth quarter of 2001. Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions of the company in relation to the management of CMA will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt, which would then be non-recourse.

6. OTHER ASSETS

	2002	2001
	($ in millions)	
Future tax benefits and investment tax credits (Note 13)	$139	$146
Prepaid pensions	10	–
Other	47	39
	$196	$185

7. LONG-TERM DEBT (See also Note 5)

	2002	2001
	($ in millions)	
Convertible debenture due 2006 (a)	$241	$ 236
6.875% debenture due February 2006 (US$150 million)	237	239
7% debenture due September 2012 (US$200 million) (c)	312	–
8.7% debenture (US$125 million)	–	199
Cajamarquilla financing agreement (2002 - US$88 million; 2001 - US$190 million) (b)	138	303
Other	31	73
	959	1,050
Less current portion (d)	(26)	(45)
	$933	$1,005

(a) In 1994 the company received net proceeds of $186 million on the issue of US$137 million deep discount convertible subordinated debentures, with a stated amount of US$170 million, due in 2006. The debentures bear interest on the issue price at 6% per annum, computed on a semi-annual basis. The cash interest payment is 3.75% of the stated value, with the balance deferred to maturity in 2006. Conversion is at the option of the holder at any time on or prior to maturity into Class B Subordinate Voting Shares at a conversion rate of 46.551 shares per US$1,000 of stated amount at maturity. The debentures are redeemable at any time at the option of the company. In December 2001, the company entered into interest rate swaps with respect to US$100 million of this debt. The 3.75% cash portion of the interest rate has been exchanged for a floating interest rate of LIBOR less 1.0%.

(b) In 1998 Cajamarquilla completed a US$250 million financing agreement for its expansion program and ongoing operating requirements. This facility consisted of term loans totalling US$200 million from a syndicate of banks, repayable over 10 to 12.5 years, and a US$50 million working capital loan. As a result of the deferral of the Cajamarquilla expansion project, the term loan was prepaid by US$103 million during 2002 from funds held in trust. The interest rates on these loans are based on LIBOR plus a variable spread and semi-annual principal payments of US$4 million are being made on the term loans. The working capital loan is due in April 2003 and discussions are underway to extend the facility.

The assets of Cajamarquilla and the common shares of Cajamarquilla held by the company and Marubeni Caja Investments Limited are pledged as security for the oustanding term and working capital loans. The company has guaranteed its 83% share of the loans.

(c) In September 2002, the company issued debentures in the amount of US$200 million, bearing interest at 7% and due September 15, 2012.

(d) Scheduled repayments on long-term debt are $26 million in 2003, $12 million in 2004, $12 million in 2005, $490 million in 2006, $43 million in 2007, and $376 million thereafter. Included in the current portion of long-term debt are $12 million of term loan and $14 million of working capital loan of Cajamarquilla.

(e) At December 31, 2002, the company had bank credit facilities aggregating $939 million, 90% of which mature in 2005 and beyond. Unused credit lines under these facilities amount to $879 million as the company has issued $60 million of letters of credit.

8. OTHER LIABILITIES

	2002	2001
	($ in millions)	
Accrued post-closure costs		
Site restoration costs	$143	$170
Other post-closure costs	17	20
Accrued employee future benefits (Note 16(a))	148	121
Other	43	54
	$351	$365

9. DEBENTURES EXCHANGEABLE FOR INCO SHARES

	2002	2001
	($ in millions)	
Exchangeable debentures due 2021	$172	$139
Deferred gain	76	109
	$248	$248

In September 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount of the exchangeable debentures is exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (subject to adjustment if certain events occur), without payment of accrued interest.

The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares, or delivery of the cash equivalent of the market value of the Inco common shares at the time of redemption.

The Inco common shares held by the company have been pledged as security for the exchangeable debentures. As this underlying security can be delivered at the option of the company in satisfaction of the liability, hedge accounting is applied such that any gains and losses on the Inco common shares are offset by corresponding gains and losses on the exchangeable debentures.

10. MINORITY INTERESTS

	2002	2001
	($ in millions)	
Cajamarquilla (83% owned)	$30	$31

11. SHAREHOLDERS' EQUITY

	2002		2001	
($ in millions)	Shares (in 000's)	Amount	Shares (in 000's)	Amount
Exchangeable debentures due 2024 (a)		$ 107		$ 107
Capital stock				
Class A common shares	4,682	7	4,682	7
Class B Subordinate Voting Shares	179,855	1,779	179,796	1,779
		1,786		1,786
Contributed surplus		50		50
Cumulative translation adjustment (j)		105		115
Retained earnings		472		482
		$2,520		$2,540

(a) Exchangeable debentures due 2024

In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco. At the time of the merger with Cominco in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B Subordinate Voting Shares for a total, if exchanged, of 11,489,000 Class B Subordinate Voting Shares. Interest is at 2% above the company's dividend yield based on a reference price of $9.72.

The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company within seven years of issue, the company will pay a premium per debenture of $112 declining to $19 in year seven.

By virtue of the company's option to deliver Class B Subordinate Voting Shares to satisfy the principal payments, the debentures net of issue costs are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

(b) Authorized share capital

The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B Subordinate Voting Shares without par value and an unlimited number of preferred shares without par value issuable in series.

The Class A shares carry the right to 100 votes per share and the Class B Subordinate Voting Shares carry the right to one vote per share. In all other respects the Class A and Class B Subordinate Voting Shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B Subordinate Voting Shares on identical terms, each outstanding Class B Subordinate Voting Share will be convertible into a new common share. New common shares will have rights identical to the Class A shares, except that each new common share will be convertible, at any time, at the option of the holder into one Class B Subordinate Voting Share. See note 11(g).

(c) Class B Subordinate Voting Shares issued

	Shares Issued (in 000's)	Amount ($ in millions)
At December 31, 2000	101,802	$ 868
Issued in respect of Cominco merger	78,482	913
Options exercised (d)	67	1
Purchased and cancelled (f)	(1,495)	(13)
Issued in respect of an amendment to the Articles of the company (g)	938	10
Issued to holders of shares of predecessor companies merged with the company	2	–
At December 31, 2001	179,796	1,779
Options exercised (d)	59	–
At December 31, 2002	179,855	$1,779

At December 31, 2002 there were 391,204 Class B Subordinate Voting Shares (2001 – 392,366 shares) reserved for issuance to the former shareholders of certain companies that amalgamated with the company in prior years.

(d) Share options

In the year ended December 31, 2002, the company granted to directors and employees 1,671,000 Class B Subordinate Voting Share options at market with a weighted average exercise price of $13.76 per share. These share options have a term of six years and expire in 2008. At December 31, 2002, outstanding director and employee share options totalled 8,254,000 (4.5% of issued share capital) with exercise prices ranging between $6.40 and $29.30 per share.

As described in note 1, the company does not use the fair value method of accounting for share options granted to employees and directors. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $5 million in respect of its employee and director share options. Pro forma earnings for 2002 determined under the fair value method of accounting for stock options are as follows:

	($ in millions)
Net earnings	
As reported	$ 30
Compensation expense	5
Pro forma	$ 25
Basic and diluted earnings per share	
As reported	$0.15
Pro forma	$0.12

The average fair value of Class B Subordinate Voting Share options was estimated as $3.07 per share option at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

Dividend yield	1.5%
Risk free interest rate	4.42%
Expected life (based on recent experience)	3.7 years
Expected volatility	25%

Outstanding share options:

	2002		2001	
	Shares (in 000's)	Weighted Average Exercise Price	Shares (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of year	6,779	$14.68	3,320	$16.87
Granted under plan	1,671	13.76	816	15.24
Issued to Cominco employees at the time of merger	–	–	3,128	12.47
Exercised	(59)	9.56	(67)	12.35
SARs exercised	(36)	11.54	(183)	12.35
Expired	(63)	17.68	(152)	23.57
Forfeited	(38)	16.63	(83)	15.34
Outstanding at end of year	8,254	$14.51	6,779	$14.68
Options vested and exercisable at year-end	7,996	$14.48	6,205	$14.81

Information relating to share options outstanding at December 31, 2002:

Shares (in 000's)	Price Range	Weighted Average Exercise Price	Weighted Average Remaining Life (months)
379	$ 6.40 – $ 9.50	$ 7.56	59
3,497	$10.00 – $13.00	11.56	55
1,668	$13.50 – $14.50	13.76	62
1,525	$15.50 – $17.85	16.55	57
444	$18.00 – $19.80	19.33	14
741	$26.00 – $29.30	26.57	8
8,254		$14.51	51

(e) As at January 1, 2002, 3.7 million outstanding employee and director share options had attached Share Appreciation Rights (SARs) allowing the holder to receive the cash value of the appreciation of the value of the shares over the exercise price of the options in lieu of exercising the share options. Effective January 1, 2002, the new accounting standard for stock based compensation requires the cash settlement value of SARs to be recorded on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings.

Prior to June 30, 2002, the company made arrangements with directors and employees to waive the SARs on outstanding share options. At December 31, 2002, there were 443,000 outstanding share options (with a weighted average remaining life of six months) belonging to former directors and employees that continue to have SARs attached. In accordance with provisions of the new accounting standard the company has recorded an adjustment to reduce opening retained earnings by $0.4 million and a recovery for the year ended December 31, 2002 of $0.3 million in respect of these remaining SARs.

(f) During 2001, the company purchased and cancelled 1,495,100 Class B Subordinate Voting Shares pursuant to a normal course issuer bid. In November 2001 a new normal course issuer bid was accepted by the Toronto Stock Exchange which entitled the company to purchase and cancel up to ten million of its outstanding Class B Subordinate Voting Shares on or before November 13, 2002. No shares have been repurchased pursuant to this new bid which expired in November.

(g) On September 10, 2001, the shareholders at a special meeting approved an amendment to the Articles of the company to adopt certain take-over bid protections (referred to as "coattails") for holders of Class B Subordinate Voting Shares. As a result of the implementation of the "coattails" protection, holders of Class A shares of record on September 25, 2001 received one new Class A share plus 0.2 of a Class B Subordinate Voting Share in exchange for each Class A share previously held. There were 938,372 Class B Subordinate Voting Shares issued in relation to the amendment.

(h) Convertible debenture included in long-term debt – see Note 7(a).

(i) In April 1999 the company completed the issue of 10,000,000 units, each comprising one Class B Subordinate Voting Share and one-half of a warrant, at an issue price of $15.00 per unit. Each whole warrant entitles the holder to purchase a Class B Subordinate Voting Share at a price of $18.00 at any time prior to May 26, 2004. If the average trading price of the Class B Subordinate Voting Shares is not less than $22.50 per share during 20 consecutive trading days prior to the notice date, the company has the right to give notice after May 25, 2001 requiring that the exercise price of the warrant be adjusted so that its value will not increase or decrease following the 30th day from the date of notice.

(j) The cumulative translation adjustment represents the net unrealized foreign exchange gain on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on US dollar denominated debt designated as hedges against these investments.

	2002	2001
	($ in millions)	
Cumulative translation adjustment - beginning of year	$115	$ 53
Net effect of exchange rate changes	(10)	77
Losses (gains) realized	–	(15)
Balance end of year	$105	$115

12. ASSET VALUATION WRITEDOWNS

The company performs periodic assessments of the carrying value of its mineral properties and investments in exploration companies. As a result of one of these assessments in 2001, the company recorded a writedown of $169 million ($122 million on an after-tax basis), primarily related to non-operating mineral properties. In 2002, included in other income and expense was a writedown of an investment of $22 million.

13. INCOME AND RESOURCE TAXES

(a) Income and resource tax expense

	2002	2001
	($ in millions)	
Current		
Income tax	$14	$19
Resource tax	14	16
Large corporation tax	3	4
	31	39
Future		
Income tax	8	11
Resource tax	(34)	6
	(26)	17
	$ 5	$56

(b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

	2002	2001
	($ in millions)	
Tax expense at the statutory rate of 42% (2001 - 44%)	$ 7	$ 37
Tax effect of		
Resource and depletion allowances, net of resource taxes	5	6
Difference in foreign tax rate	(17)	(14)
Benefit of current tax loss not recognized	20	50
Reduction in statutory rates	–	(21)
Large corporation tax	3	4
Other	(13)	(6)
	$ 5	$ 56

(c) Temporary differences giving rise to future income tax assets and liabilities

	2002	2001
	($ in millions)	
Future income tax asset		
Investment tax credits	$ 74	$ 106
Net operating loss carry-forwards	327	275
Property, plant and equipment	(95)	(101)
Inventory adjustments	–	3
Other	15	30
Valuation allowance	(175)	(145)
	146	168
Less current portion	(7)	(22)
	$139	$146

	2002	2001
	($ in millions)	
Future income tax liability		
Property, plant and equipment	$(507)	$(498)
Net operating loss carry-forwards	13	34
Other	(62)	(45)
	$(556)	$(509)

For income tax purposes, certain U.S. subsidiaries of the company have regular tax net operating loss carry-forwards of US$440 million and alternative minimum tax net operating loss carry-forwards of US$187 million, which expire in the years 2004 through 2021. Also available to offset future regular taxes are US$16 million of investment tax credits and to offset alternative minimum taxes are US$4 million of investment tax credits, which expire in various years through 2006.

14. JOINT VENTURES

The principal operations of the company which are conducted as joint ventures are the Bullmoose, Highland Valley, Louvicourt and Hemlo mines. The company's share of the assets and liabilities, revenues and expenses and cash flows of these joint ventures is as follows:

	2002	2001
	($ in millions)	
Cash	$ (3)	$ 5
Other current assets	117	106
Mineral properties, plant and equipment	283	317
Assets	$397	$428
Current liabilities	$ 53	$ 57
Long-term liabilities	94	41
Equity	250	330
Liabilities	$397	$428
Revenue	$485	$515
Expenses	442	434
Share of earnings	$ 43	$ 81
Cash flow		
Operating activities	$102	$126
Financing activities	$ (5)	$ 5
Investing activities	$ (17)	$ (25)

15. SUPPLEMENTARY CASH FLOW INFORMATION

($ in millions)	2002	2001
(a) Changes to non-cash working capital items		
Accounts and settlements receivable	$(15)	$ 54
Production inventories	47	(85)
Supplies and prepaid expenses	27	4
Accounts payable and accrued liabilities	(26)	(17)
Current income and resource taxes	17	(47)
Other	1	(28)
	$ 51	$(119)

($ in millions)	2002	2001
(b) Non-cash investing and financing transactions		
Shares issued in merger with Cominco (Note 2)	$ –	$ 913
(c) Other information		
Interest paid	$55	$ 68
Income and resource taxes paid	$15	$ 42

16. EMPLOYEE FUTURE BENEFITS

Substantially all of the company's employees participate in either defined benefit or defined contribution pension plans.

The defined benefit plans provide for pensions based principally on years of service and compensation rates near retirement. Annual contributions to these plans, which are based on actuarial cost methods, are made at or in excess of the minimum requirements prescribed by legislation.

(a) Actuarial valuation of funding surplus (deficit)

	2002		2001	
($ in millions)	Pension benefit plans	Other employee benefit plans	Pension benefit plans	Other employee benefit plans
Accrued benefit obligation				
Balance at beginning of year	$814	$ 142	$751	$ 125
Changes in methodology and assumptions	13	–	–	–
Actuarial revaluation	11	24	48	8
Current service cost	14	3	15	4
Benefits paid	(72)	(7)	(56)	(6)
Interest cost	53	10	48	8
Impact of new discount rate at year-end	2	1	–	1
Plan improvements	–	–	19	–
Foreign currency exchange rate changes	–	–	5	2
Transfers to other plans	–	–	(16)	–
Other	–	(1)	–	–
Balance at end of year	835	172	814	142
Plan assets				
Fair value at beginning of year	752	–	790	–
Actual return on plan assets	(18)	–	–	–
Benefits paid	(72)	–	(56)	(4)
Foreign currency exchange rate changes	–	–	5	4
Contributions	31	–	30	–
Transfer to other plans	–	–	(17)	–
Fair value at end of year	693	–	752	–
Funding surplus (deficit)	(142)	(172)	(62)	(142)
Unaccrued deficiency	131	45	66	17
Total accrued (liability) asset (Notes 6 and 8)	$ (11)	$(127)	$ 4	$(125)

(b) Employee future benefits expense

($ in millions)	2002 Pension benefit plans	2002 Other employee benefit plans	2001 Pension benefit plans	2001 Other employee benefit plans
Current service cost	$ 14	$ 3	$ 15	$ 4
Interest cost	53	10	48	8
Expected return on assets	(50)	–	(51)	–
Early retirement window	–	–	4	–
Amortization of unaccrued deficiency	2	1	–	–
Net expense for the year	$ 19	$ 14	$ 16	$ 12

(c) Significant assumptions used

	2002 Pension benefit plans	2002 Other employee benefit plans	2001 Pension benefit plans	2001 Other employee benefit plans
Discount rate	6.5%–7.0%	6.5%–7.0%	6.5%–7.0%	6.5%–7.0%
Expected long-term rate of return on plan assets	7.5%	7.5%	7.5%	7.5%
Rate of compensation increase	1.0%–4.5%	1.0%–4.5%	1.0%–4.5%	1.0%–4.5%

17. COMMITMENTS and CONTINGENCIES

(a) The company's hedging commitments at December 31, 2002 consist of the following:

	2003	2004	2005	2006	2007 and after	Total	Market Value Gain (Loss) ($ millions)
Gold (000's ounces)							
Forward sales contracts	16	13	–	–	131	160	US$(4)
Average price (US$/oz)	US$340	US$350	–	–	US$350	US$349	
Forward sales contracts	92	40	34	31	8	205	US$(8)
Average price (Cdn$/oz)	Cdn$489	Cdn$509	Cdn$515	Cdn$519	Cdn$520	Cdn$503	
Zinc (millions of pounds)							
Forward sales contracts	20	–	–	–	–	20	NIL
Average price (US$/lb)	US$0.37	–	–	–	–	US$0.37	
Power (MW.h)							
Forward sales contracts	350,000	–	–	–	–	350,000	NIL
Average price (US$/MW.h)	US$36	–	–	–	–	US$36	
US dollars (millions)							
Forward sales contracts	42	30	–	–	–	72	NIL
Average exchange rate	1.59	1.60	–	–	–	1.59	
US dollars (millions)							
Forward collars	147	117	10	–	–	274	US$(2)
Average upper limit	1.54	1.56	1.60	–	–	1.55	
Average lower limit	1.60	1.61	1.64	–	–	1.60	

Interest Rate Swaps

Principal Amount ($ millions)	Rate Swapped	Rate Obtained	Maturing Date	Unrealized Gain ($ millions)
US$100	3.75%	LIBOR minus 0.96%	July 2006	US$7
US$50	7%	LIBOR plus 2.43%	September 2012	US$1

In addition to the above hedging commitments, the company has forward purchase commitments on 186 million pounds of zinc at US$0.41 per pound, maturing in 2003 to 2004, and 31 million pounds of lead averaging US$0.22 per pound maturing in 2003, to match fixed price sales commitments to customers.

Included in the gold hedge position are 259,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At December 31, 2002 the one-year lease rate was 0.65%.

(b) Teck Cominco Alaska Incorporated (TCAK), a subsidiary company, has a royalty agreement with NANA Regional Corporation (NANA) on whose land the Red Dog mine is situated. Under the terms of the agreement, NANA receives an annual advance royalty equal to the greater of 4.5% of Red Dog's net smelter return or US$1 million. After TCAK recovers certain capital expenditures including an interest factor and all advance royalties, the royalty will be 25% of net proceeds of production from the Red Dog mine increasing in 5% increments every fifth year to a maximum of 50%.

TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships substantially all ore concentrate produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, with fee escalation provisions based on zinc price and annual tonnage.

TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the annual fees amount to approximately US$8 million, with adjustment provisions based on variable cost factors.

(c) See also note 5 which discusses the company's guarantee of its share of the Antamina project debt.

(d) In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million (based on the December 31, 1996 valuation; current valuation $120 million) should be transferred back to Cominco's original pension plan from various successor plans. The Court held that certain of the transfers were proper and that the plaintiffs suffered no loss of benefits due to the transfers. In January 2000, the plaintiffs appealed the decision. The appeal was heard in June 2002. The court reserved judgment on the appeal and it is not known when the court will render a decision.

(e) The company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. The company's provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable and other liabilities represent their fair value. The carrying amounts and the quoted market value of the company's equity investments and marketable securities are disclosed in note 4.

The carrying amounts and estimated fair values of the company's other financial instruments at December 31 are summarized as follows:

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
				($ in millions)
Convertible debentures	$241	$228	$236	$230
Exchangeable debentures due 2024	107	153	107	161
8.7% debenture	–	–	199	199
6.875% debenture	237	245	239	235
Medium-term notes	31	31	44	45
7% debentures due 2012	312	310	–	–
Hedging commitments (Note 17(a))	–	(9)	–	(1)

The fair value estimates for the convertible debentures, the exchangeable debentures due in 2024, the 8.7% debentures and the 6.875% debentures and medium-term notes are based on quoted market prices at year-end. For forward sale commitments, the estimated fair value is based on the market value for the hedge instruments at the reporting date.

19. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the company's net earnings and shareholders' equity is summarized as follows:

	2002	2001
	($ in millions, except per share data)	
Net earnings (loss) under Canadian GAAP	$ 30	$(21)
Add (deduct)		
Inventory valuation (a)	(6)	(2)
Future income and resource taxes (b)	–	7
Exchangeable debentures due 2024 and convertible debentures (c)	(1)	(1)
Share of earnings (losses) in Antamina project (d)	1	(12)
Unrealized holding gains (losses) on investments (e)	–	4
Deferred start-up costs (f)	2	3
Stock compensation expense (g)	5	(5)
Derivative instruments (h)	19	20
Net earnings (loss) before change in accounting principle	50	(7)

	2002	2001
	($ in millions, except per share data)	
Net earnings (loss) before change in accounting principle	50	(7)
Derivative instruments– cumulative adjustment to opening balances (h)	–	(26)
Net earnings (loss) under US GAAP before comprehensive income adjustments	50	(33)
Derivative instruments – cumulative adjustment to opening balances (h)	–	(17)
Adjustments to arrive at comprehensive income (i)		
Unrealized holding gains (losses) on investments (e)	(26)	24
Cumulative translation adjustment	(8)	51
Minimum pension liability (i)	(28)	(35)
Comprehensive income (i)	$(12)	$(10)
Earnings (loss) per share, before change in accounting principle and comprehensive income adjustments		
Basic	$0.26	$(0.11)
Fully diluted	$0.26	$(0.11)

	2002	2001
		($ in millions)
Shareholders' equity under Canadian GAAP	$2,520	$2,540
Cumulative adjustments to shareholders' equity		
Inventory valuation (a)	(9)	(3)
Exchangeable debentures due 2024 and convertible debentures (c)	(115)	(117)
Share of losses in Antamina project (d)	(11)	(12)
Unrealized holdings gains (losses) on investments (e)	(2)	24
Deferred start-up costs (f)	(8)	(10)
Stock compensation expense (g)	–	(5)
Derivative instruments (h)	(4)	(23)
Minimum pension liability (i)	(63)	(35)
Shareholders' equity under US GAAP	$2,308	$2,359

(a) Coal Inventory Valuation at Bullmoose Mine

Under Canadian GAAP, production inventories may be recorded at net realizable value where there is a long-term contract for sale. US GAAP requires such inventory to be valued at the lower of cost and market.

(b) Future Income and Resource Taxes

Under Canadian GAAP changes in tax rates are reflected in future income taxes when they are "substantively enacted". Under US GAAP such changes in rates are not reflected until enacted. As certain Canadian rate reductions were not enacted at December 31, 2000, the impact of using the substantively enacted rates has been excluded in the determination of income under US GAAP, and has been included in income in 2001 when the new rates were enacted.

(c) Exchangeable Debentures due 2024 and Convertible Debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and the contractual liability is amortized to earnings. Similarly, the exchangeable debentures due 2024 have been classified as equity with related interest being charged directly to retained earnings. US GAAP would classify both debentures as liabilities and interest would be charged against current period earnings.

(d) Share of Earnings (Losses) in Antamina Project and Commencement of Commercial Production

US GAAP adjustments in respect of the company's share of earnings in the Antamina project (note 5) arise mainly as US GAAP requires the project to record operating profits and losses from newly commissioned operations at the time the first product is shipped. Canadian GAAP records gains and losses from the date commercial production commences.

(e) Unrealized Holding Gains (Losses) on Investments

For US GAAP purposes, portfolio investments and marketable securities are recorded on the balance sheet at fair values with unrealized gains and losses for trading securities being included in income and for available-for-sale securities in other comprehensive income. Portfolio investments are reported at cost for Canadian GAAP purposes.

(f) Deferred Start-Up Costs

In Canada, certain mine start-up costs are deferred until the mine reaches commercial levels of production and amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

(g) Stock Compensation Expense

US GAAP requires that the change in value of Stock Appreciation Rights be included in income. Canadian GAAP was aligned with US GAAP effective January 1, 2002.

(h) Derivative Instruments

Under the supervision of its Risk Management Committee, the company enters into forward sales contracts and other derivative instruments for sale of its principal products and the currencies in which it deals. The effect of these contracts is to reduce financial risk by fixing the future price for these products and currencies. Under US GAAP, such contracts, which do not result in the physical delivery of the products, require any unrealized gains or losses on the instruments at the statement date to be taken into income.

(i) Comprehensive Income

US GAAP requires disclosure of comprehensive income which is intended to reflect all changes in equity except those resulting from contributions by and distributions to shareholders. As a result, the company is required to recognize a minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the recorded pension liability; an offsetting intangible asset is recorded equal to any unrecognized past service costs, with any difference recorded as a change in other comprehensive income.

(j) Financial Accounting Standards Board (FASB) Standards

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard for the purposes of the U.S. GAAP reconciliation note on January 1, 2003.

20. SEGMENTED INFORMATION

The company has six reportable segments: gold, zinc mines, zinc smelters, copper, coal, and corporate. The corporate segment includes the company's investment, exploration and development activities and the elimination of inter-segment sales which are recorded at arm's length prices. Segments include operations based upon the principal product produced.

	2002							
($ in millions)	Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other	Inter-Segment	Total
Revenues	$ 914	$ 462	$277	$133	$463	$ 13	$(75)	$2,187
Operating profit after depreciation	35	(26)	32	20	116	4	2	183
Interest on long-term debt	–	–	–	–	–	(67)	–	(67)
Depreciation and amortization	(47)	(74)	(50)	(16)	(12)	–	–	(199)
Equity earnings	–	–	17	–	–	–	–	17
Property, plant and equipment	1,299	1,044	534	85	144	287	–	3,393
Total assets	1,606	1,533	603	100	243	873	–	4,958
Capital expenditures	75	50	31	18	11	2	–	187

($ in millions)	2001 Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other	Inter-Segment	Total
Revenues	$ 979	$ 516	$308	$227	$412	$ 14	$(77)	$2,379
Operating profit after depreciation	244	(3)	39	35	87	(4)	4	402
Interest on long-term debt	–	–	–	–	–	(77)	–	(77)
Depreciation and amortization	(43)	(86)	(51)	(34)	(11)	(1)	–	(226)
Asset valuation writedowns	–	–	–	–	–	(169)	–	(169)
Equity earnings (loss)	–	–	(1)	–	–	–	–	(1)
Property, plant and equipment	1,240	1,141	556	90	157	114	–	3,298
Total assets	1,719	1,576	621	100	204	913	–	5,133
Capital expenditures	75	102	96	53	14	6	–	346

The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenues attributed to regions based on the location of the customer:

($ in millions)	Property, Plant & Equipment 2002	2001	Revenues 2002	2001
Canada	$1,475	$1,451	$ 337	$ 375
Australia	–	–	16	109
Latin America	642	576	128	187
United States	1,265	1,260	651	623
Asia	–	–	678	701
Europe	–	–	377	367
Other	11	11	–	17
	$3,393	$3,298	$2,187	$2,379

21. SUBSEQUENT EVENT

Subsequent to December 31, 2002, the company entered into an agreement with Fording Inc. (Fording), Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company will contribute its Elkview mine, which has a net book value of $171 million, and $125 million in cash to obtain a 35% interest in the resulting partnership. This interest may be increased to 40% should the partnership meet certain earnings and efficiency targets by March 31, 2007. The company will also pay $150 million for a 9.1% interest in the Fording Canadian Coal Trust (FCCT), formed by the reorganization of Fording into an income trust. FCCT will own the remainder of the partnership and other assets. Accordingly, on closing, the company's direct and indirect interest in the coal partnership will be 41% with the potential of increasing to approximately 46%. Completion of the transaction is subject to Fording shareholder approval and other conditions, including receipt of regulatory approvals.

Comparative Figures

($ in millions, except per share information)	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Balance Sheet										
Working capital	635	609	760	249	268	324	430	171	139	267
Total assets	4,958	5,153	5,102	2,662	2,340	2,359	2,580	1,990	1,801	1,477
Long-term debt	933	1,005	875	425	452	416	351	377	452	242
Shareholders' equity	2,520	2,540	1,695	1,613	1,275	1,344	1,530	1,288	1,057	976
Earnings and Cash Flow										
Revenue	2,187	2,379	1,206	622	715	720	732	714	551	492
Operating profit	183	402	247	78	94	106	137	161	130	118
Depreciation and amortization	199	226	139	93	96	94	89	80	55	50
Interest	67	77	57	49	44	42	34	31	12	5
Exploration	34	59	32	27	30	39	36	33	27	19
Earnings before unusual items	30	101	85	45	15	50	64	89	69	29
Unusual items, net of taxes	–	(122)	–	–	(64)	(225)	191	–	–	–
Net earnings (loss)	30	(21)	85	45	(49)	(175)	255	89	69	29
Cash flow from operations	201	418	239	110	128	140	158	155	122	115
Sale of investments	28	43	13	38	20	16	121	10	1	48
Capital expenditures	187	346	211	237	146	202	154	90	132	185
Investments	18	36	148	192	20	70	60	135	272	6
Per Share										
Net earnings (loss) before writedowns and unusual items	$0.15	$ 0.69	$0.77	$0.42	$ 0.15	$ 0.51	$0.66	$0.97	$0.77	$0.35
Net earnings (loss)	$0.15	$(0.17)	$0.77	$0.42	$(0.51)	$(1.81)	$2.65	$0.97	$0.77	$0.35
Dividends										
Class A and Class B shares	$0.20	$ 0.20	$0.20	$0.20	$ 0.20	$ 0.20	$0.20	$0.20	$0.20	$0.20

Note: The company accounted for its investment in Cominco on an equity basis, with its interest in Cominco shown as an investment on the balance sheet and its share of earnings as equity earnings on the earnings statement, until it increased its ownership to 50% in October 2000. Commencing the fourth quarter of 2000, the Cominco accounts were consolidated, resulting in major increases to the balance sheet and earnings statement numbers offset by a provision for the 50% minority interest. In July 2001, the company acquired the remaining 50% through a merger with Cominco, eliminating the minority interest provisions.

Quarterly Data

($ in millions, except per share information)	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	625	540	521	501	527	598	582	672
Operating profit	60	40	49	34	33	90	95	184
Net earnings (loss)	15	5	8	2	6	(105)	23	55
Earnings (loss) per share	$0.08	$0.02	$0.04	$0.01	$0.03	$(0.62)	$0.22	$0.51
Cash flow from operations	70	46	46	39	53	75	99	191

Directors



Norman B. Keevil joined the Board of Teck Corporation in 1963 and was a member of the Board of Cominco from 1986 to the date of the merger. He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph. D.). He received an honourary LL.D from the University of B.C. in May 1993. He was Vice-President Exploration at Teck Corporation from 1962 to 1968, Executive Vice-President from 1968, President and CEO from 1981 to 2001 and is presently non-executive Chairman of the Board of Teck Cominco. He is a Director of Fording Inc. and Aur Resources Inc. and a Lifetime Director of the Mining Association of Canada. Dr. Keevil is 65. [1]



Robert J. Wright served as Chairman of the Board of Teck Corporation from 1994 to 2000 and has been Deputy Chairman since 2000. He was a member of the Board of Cominco from 1994 to the date of the merger. He is currently Lead Director and Chairman of the Corporate Governance & Nominating Committee of Teck Cominco. Mr. Wright is a graduate of Trinity College, University of Toronto (B.A.) and Osgoode Hall Law School (LL.B.). He was a partner with Lang Michener from 1964 to 1989 and the Chairman of the Ontario Securities Commission from 1989 to 1993. He is a Trustee of the Fording Canadian Coal Trust, a Director of the Mutual Fund Dealers Association, the AARC Foundation and is a member of the Investment Committee of the Workplace Safety and Insurance Board of Ontario. Mr. Wright was appointed a Member of the Order of Canada in April, 1997. Mr. Wright is 70. [1], [2], [3], [4], [5], [6]



David A. Thompson became Deputy Chairman and Chief Executive Officer in August 2001, having been a director of Teck Corporation since 1980 and Cominco since 1986. He is a graduate of the London School of Economics and Harvard Business School (Advanced Management Program). He was Co-Managing Director of Messina (Transvaal) prior to joining Teck in 1980 and has held a variety of senior management positions, including President and Chief Executive Officer of Cominco from 1995 to 2001. He is a Director of Fording Inc.
Mr. Thompson is 63. [1]



J. Brian Aune joined the Board of Teck Corporation in February 1995 and was a member of the Board of Cominco from 1997 to the date of the merger. Mr. Aune, a chartered accountant, joined Nesbitt Thomson Inc. in 1966 and served as Chairman and Chief Executive Officer from 1980 to 1990 when he left to become Chairman of St. James Financial Corporation, a private investment company. He is a director of a number of Canadian public and private corporations including BMO Nesbitt Burns Corporation Limited, Constellation Software Inc., The CSL Group Inc., Investors Group Corporate Class Inc. and Taiga Forest Products Ltd. Mr. Aune is 63. [2], [3], [4], [5]



Lloyd I. Barber has served on the Board of Cominco since 1986 and the Board of Teck Cominco since 2001. He is a graduate of the University of Saskatchewan (B.A. / B. Com.), the University of California in Berkeley (M.B.A.), and the University of Washington (Ph. D.). He has been President Emeritus of the University of Regina since 1990. He is a Trustee of the Fording Canadian Coal Trust, a Director of the Bank of Nova Scotia, CanWest Global, Molson Inc., and Greystone Capital Management. Dr. Barber was appointed a Companion, Order of Canada in April 1993.
Dr. Barber is 70. [3], [4], [6]



Hugh J. Bolton joined the Board of Cominco in 1998 and the Board of Teck Cominco in 2001. He is a graduate of the University of Alberta (B.A. Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and Chairman and CEO from 1991 to 1998. He is presently Chairman of Epcor Utilities Inc., Director of Matrikon Inc. and Director of the Canadian Diabetes Association.
Mr. Bolton is 64. [2]



James W. Gill joined the Board of Teck Corporation in 1990. He graduated from McGill University (B.A. Sc.) with Honours in Geology in 1971 and a Master of Science degree in Economic Geology in 1976. In 1977 he received a Ph. D. degree in Economic Geology from Carleton University in Ottawa. Since founding Aur Resources in 1981, Dr. Gill has served as its President and CEO. In 1997, Dr. Gill was appointed a member of the Mining Standards Task Force formed by The Toronto Stock Exchange and the Ontario Securities Commission. He is also the Chairman and a Director of Thundermin Resources Inc. and a Director of the Mining Association of Canada. Dr. Gill is 53. [6]



Masayuki Hisatsune was elected a Director of Teck Cominco in 2002. He graduated from the University of Tokyo with a degree in (B.A. Sc.) Metallurgical Engineering. Mr. Hisatsune is a Vice-President and Director of Sumitomo Metal Mining America Inc., as well as a Director in several other companies which are subsidiaries of Sumitomo Metal Mining Co.
Mr. Hisatsune is 54. [5]

Directors



Harold B. Keevil joined the Board of Teck Corporation in 1992 and the Board of Teck Cominco in 2001. He was a registered representative of Wills, Bickle and Co. from 1975 to 1985 and served at Canaccord Capital from 1985 to 1993. He was the CEO of Teck Financial Corporation in Bermuda from 1993 to 1994, and has been a financial consultant to Sharp Rock Financial since 1995. Mr. Keevil is 57.



Norman B. Keevil III joined the Board of Teck Corporation in 1997. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. He has been involved with several BC based technology companies, including RSI Research Ltd. from 1989 to 1996. Mr. Keevil is currently the President of Pyramid Automation Ltd. and is a director of the Vancouver Island Advanced Technology Centre. Mr. Keevil is 39. [6]



Takuro Mochihara joined the Board of Teck Corporation in 2000. He is a graduate of the University of Tokyo, Faculty of Law. Mr. Mochihara held managerial positions with Mitsubishi Canada Ltd. and Mitsubishi Corporation from 1986 to 2000 when he joined Sumitomo Metal Mining. Mr. Mochihara is 57. [1]



Kotaro Tomino joined the Board of Teck Corporation in 2000. He is a graduate of Tokyo University of Foreign Studies, and of the William E. Simon School of the University of Rochester (M.B.A.). He joined Sumitomo Metal Mining Co. Ltd. in 1972 where he has held several executive positions and has been the General Manager of Copper & Precious Metals Business Unit since 2001. Mr. Tomino is 54. [2]



Warren S.R. Seyffert joined the Board of Teck Corporation in 1989 and was a member of the Board of Cominco from 2000 to the date of the merger. He is a graduate of the University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He has been a member of the law firm Lang Michener since 1969 and has served as Chair of the partnership, Chair of the executive committee and national managing partner. He taught "Law of Corporate Management" for over 12 years at Osgoode Hall Law School. He is a director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre, and St Andrew Goldfields Ltd., and is an Honorary Trustee of the Royal Ontario Museum. Mr. Seyffert is 62. [6]



David R. Sinclair joined the Board of Cominco in 1993. He was Chairman of the Independent Committee of the Board of Directors of Cominco Ltd., advising minority shareholders on the terms of the merger with Teck Corporation in 2001. He joined the Board of Teck Cominco in 2001 on the completion of the merger. He is a chartered accountant and from 1955-1990 he was a senior partner of Coopers & Lybrand. Active in community affairs, he has served on the boards of the B.C. Cancer Foundation, the B.C. Cancer Agency, the Canadian Cancer Agency, the TRIUMF Nuclear Research Facility at U.B.C., the Victoria Commonwealth Games Society and the University of Victoria. He was Chairman of Vista Gold Corporation from 1995-2001. He is a financial consultant and corporate Director. Mr. Sinclair is 73. [1, 2, 4]



Keith E. Steeves joined the Board of Teck Corporation in 1981. He received his Chartered Accountant certification in 1963 in Alberta and in 1964 in British Columbia. Mr. Steeves was Senior Vice-President Finance and Administration at Bethlehem Copper Corporation until 1981 and an officer of Teck Corporation from 1981-1996. He is a Director of Cross Lake Minerals Ltd. and a member of the British Columbia and the Canadian Institutes of Chartered Accountants. Mr. Steeves is 70. [2, 5]



R. Michael Butler has been a director of the Teck group from 1958. He joined the Board of Teck Cominco in 2001 as an Honorary Director. He is a graduate of the University of British Columbia (B.A.) and the Osgoode Hall Law School (honours). He was appointed to the Queen's Counsel in 1966. Baronetcy (England): Butler of Old Park. Sir Michael is 74.

Notes:

(1) Member of the Executive Committee of the Board.
(2) Member of the Audit Committee of the Board.
(3) Member of the Compensation Committee of the Board.
(4) Member of the Pension Committee of the Board.
(5) Member of the Corporate Governance & Nominating Committee of the Board.
(6) Member of the Environment, Health & Safety Committee of the Board.

Corporate Information

Market Value on the Toronto Stock Exchange

2002	High	Low	Close	Volume
Class A Shares				
Q1	$16.75	$12.85	$16.00	44,737
Q2	17.00	14.01	12.00	45,118
Q3	15.75	11.90	15.00	29,623
Q4	14.00	11.40	12.50	32,384
				151,862
Class B Shares				
Q1	$15.30	$12.50	$14.95	52,055,892
Q2	15.40	12.60	13.75	46,019,383
Q3	14.08	9.85	10.15	32,189,610
Q4	12.19	10.05	11.60	34,997,416
				165,262,301

Stock Exchanges

The Class A and Class B shares and Class B warrants are listed on the Toronto Stock Exchange. The convertible subordinated debentures are listed on the American Stock Exchange. The Inco exchangeable debentures are listed on the Toronto Stock Exchange.

Dividends, Class A & B Shares

Amount per Share	Payment Date
$0.10	June 28, 2002
$0.10	December 31, 2002

Common Shares Outstanding End of 2002

Class A	4,681,478
Class B	179,855,017

Number of Shareholders 8,183

Number of Employees 5,631

Annual Information Form

The company prepares an Annual Information Form (AIF) which is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of the AIF and Annual and Quarterly Reports are available on request or at the company's website, www.teckcominco.com.

Shareholder Relations

Karen L. Dunfee, Corporate Secretary
Tom Merinsky, Director, Investor Relations

Transfer Agents

Inquiries regarding change of address, stock transfer, registered shareholdings, dividends or lost certificates should be directed to the Company's Registrar and Transfer Agent:

CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

CIBC Mellon Trust Company provides an Answerline Service for the convenience of shareholders:

Toll-free in Canada and the U.S.
1-800-387-0825

Outside Canada and the U.S.
(416) 643-5500

Email: inquiries@cibcmellon.com

Mellon Investor Services LLC
Class A and Class B shares
P.O. Box 3315
So. Hackensack, NJ
U.S.A. 07606

Connaught St. Michaels Ltd.
Class B Shares
P.O. Box 30, CSM House
Victoria Square, Luton
Bedfordshire, England
LU1 2P2

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
V6C 3S7

Officers

NORMAN B. KEEVIL
Chairman

DAVID A. THOMPSON
Deputy Chairman of the Board and Chief Executive Officer

ROBERT J. WRIGHT
Deputy Chairman of the Board and Chairman, Corporate Governance Committee

ROGER A. BRAIN
Senior Vice President, Marketing & Refining

DOUGLAS H. HORSWILL
Senior Vice President, Environment and Corporate Affairs

MICHAEL P. LIPKEWICH
Senior Vice President, Mining

JOHN G. TAYLOR
Senior Vice President, Finance and Chief Financial Officer

MICHAEL J. ALLAN
Vice President, Engineering

JON A. COLLINS
Vice President, Exploration Business Development

FRED S. DALEY
Vice President, Exploration

MICHEL P. FILION
Vice President, Environment

GARY M. JONES
Vice President, Business Development

G. LEONARD MANUEL
Vice President and General Counsel

RONALD A. MILLOS
Vice President, Corporate Finance

BRYAN MORRIS
Vice President, Business Development

RICHARD A. MUNDIE
Vice President, Special Projects

PETER C. ROZEE
Vice President, Commercial and Legal Affairs

JAMES A. UTLEY
Vice President, Human Resources

JOHN F.H. THOMPSON
Chief Geoscientist

KAREN L. DUNFEE
Corporate Secretary

HOWARD C. CHU
Controller

LAWRENCE A. MACKWOOD
Treasurer

ANTHONY A. ZOOBKOFF
Assistant Secretary

teckcominco

w w w . t e c k c o m i n c o . c o m

Teck Cominco Limited
600 - 200 Burrard Street
Vancouver, B.C.
Canada V6C 3L9
Tel: 604.687.1117
Fax: 604.687.6100



RECYCLED PAPER

Printed in Canada
by Hemlock Printers

TECK COMINCO LIMITED
200 Burrard Street
Vancouver, BC
V6C 3L9

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual Meeting of the Shareholders of TECK COMINCO LIMITED will be held in the Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, the 23rd day of April, 2003, at 11:00 a.m. Pacific Daylight Time, to:

(a) receive the Annual Report of the Company containing the financial statements for the year ended December 31, 2002 and the report of the Auditor thereon;

(b) elect 13 Directors;

(c) appoint the Auditor and authorize the Directors to fix the Auditor's remuneration; and

(d) transact such other business as may properly come before the Meeting or any adjournment thereof.

Notes:

1. A copy of the Annual Report accompanies this Notice of Meeting.

2. A Management Proxy Circular and form of proxy accompanies this Notice of Meeting.

Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the Meeting.

3. As provided in the *Canada Business Corporations Act*, the Directors have fixed a record date of March 7th, 2003. Accordingly, shareholders registered on the books of the Company at the close of business on March 7th are entitled to notice of the Meeting and to vote at the Meeting.

4. If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

DATED this 7th day of March, 2003.

By Order of the Board of Directors

Karen L. Dunfee
Corporate Secretary

TECK COMINCO LIMITED

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by the management of Teck Cominco Limited (the "Company") of proxies to be used at the Annual Meeting of Shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) thereof. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by Directors, officers and employees of the Company without special compensation. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of March 7, 2003, unless otherwise stated.

The persons named in the accompanying form of proxy are officers and/or Directors of the Company. **A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so** either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the Meeting.

A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

The shares represented by the persons named in the accompanying form of proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the directions contained therein. If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly. **In the absence of any such direction, such shares will be voted: (i) for the election of Directors; and (ii) for the appointment of the Auditor and to authorize the Directors to fix the Auditor's remuneration.** A simple majority of the votes cast at the Meeting is required to pass the resolutions proposed to be voted on at the Meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of the Company knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting by Beneficial Shareholders

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders **will not** appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. **As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Management Proxy Circular and ensure that they direct the voting of their shares in accordance with those instructions.**

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company ("IICC"). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from IICC cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to IICC or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.**

Voting Shares

The Company is authorized to issue an unlimited number of Class A Common shares, Class B Subordinate Voting shares and preference shares. At March 7, 2003 there were outstanding 4,681,478 Class A Common shares, each carrying the right to 100 votes per share, and 180,263,421 Class B Subordinate Voting shares, each carrying the right to one vote per share. No preference shares are outstanding.

With the exception of the shareholders mentioned below, the Directors and officers of the Company do not know of any person or company beneficially owning or exercising direction or control over shares carrying more than 10% of the votes attached to any class of voting securities of the Company.

Temagami Mining Company Limited ("Temagami") has informed the Company that as at March 7, 2003 it beneficially owned or exercised direction or control over 2,150,000 Class A Common shares (representing 45.92% of the Class A Common shares outstanding) and 430,000 Class B Subordinate Voting shares (representing 0.24% of the Class B Subordinate Voting shares outstanding) of the Company, which shares represent 33.24% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares . Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami and SMM Resources Incorporated ("SMM"), a wholly owned subsidiary of Sumitomo Metal Mining Co. Ltd. beneficially owns 49% of the outstanding shares of Temagami.

In addition to the foregoing, SMM has informed the Company that as at March 7, 2003 it beneficially owned and exercised direction or control over 734,500 Class A Common shares and 146,900 Class B Subordinate Voting shares of the Company. Accordingly, SMM exercises voting rights representing 11.36% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares of the Company.

As of March 7, 2003, CDP Capital held 773,800 Class A Common shares which represent 16.53% of the Class A Common shares. Those shares, together with 4,422,912 Class B Subordinate Voting shares (representing 2.46% of the Class B Subordinate Voting shares outstanding) held by it, represent 12.62% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares of the Company.

Take-over Bid Protection

Under applicable Canadian securities laws, an offer to purchase Class A Common shares, even if made to all holders thereof, would not be required to be made to holders of Class B Subordinate Voting shares. However, the attributes of the Class B Subordinate Voting shares contain so called "Coattail Provisions" which provide that, in the event an offer (an "Exclusionary Offer") to purchase Class A Common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B Subordinate Voting shares on identical terms, then each Class B Subordinate Voting share will be convertible into one New Common share. New Common shares will have rights identical to Class A Common shares except that each New Common share will be convertible at any time, at the option of the holder, into one Class B Subordinate Voting share. The Class B Subordinate Voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A Common shares (excluding those shares held by the offeror making the Exclusionary Offer).

If an offer to purchase Class A Common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A Common shares, the Coattail Provisions will not be applicable.

The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Company a copy of which may be obtained by writing to the Corporate Secretary of the Company.

Record Date

Each holder of issued and outstanding Class A Common shares or Class B Subordinate Voting shares of record at the time of the close of business on March 7th, 2003, (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in proxy or by person, the number of shares held by such holder on the record date.

PARTICULARS OF MATTERS TO BE ACTED ON

Election of Directors

The Board has determined that the number of Directors to be elected is 13. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below. Of the 13 nominees, all are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. The management does not contemplate that any nominee will be unable or unwilling to serve as a Director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's shares are to be withheld from voting on the election of Directors.

Each of the following persons is nominated to hold office as a Director until the next Annual Meeting and until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Company.

J. BRIAN AUNE Director Since: 1995 Shareholdings: 50,000 Class B Subordinate Voting	Unrelated [8]	J. Brian Aune joined the Board of Teck Corporation in February 1995 and was a member of the Board of Cominco from 1997 to the date of the merger. Mr. Aune, a chartered accountant, joined Nesbitt Thomson Inc. in 1966 and served as Chairman and Chief Executive Officer from 1980 to 1990 when he left to become Chairman of St. James Financial Corporation, a private investment company. He is a Director of a number of Canadian public and private corporations including BMO Nesbitt Burns Corporation Limited, Constellation Software Inc., The CSL Group Inc., Investors Group Corporate Class Inc. and Taiga Forest Products Ltd. Mr. Aune is 63. [(1), (3), (4), (5)]
LLOYD I. BARBER C.C., S.O.M., LL.D Director Since: 2001 Shareholdings: 3,150 Class B Subordinate Voting	Unrelated [8]	Lloyd I. Barber has served on the Board of Cominco since 1986 and the Board of Teck Cominco since 2001. He is a graduate of the University of Saskatchewan (B.A. / B. Com.), the University of California in Berkeley (M.B.A.), and the University of Washington (Ph. D.). He has been President Emeritus of the University of Regina since 1990. He is a Trustee of the Fording Canadian Coal Trust , a Director of the Bank of Nova Scotia, CanWest Global, Molson Inc., and Greystone Capital Management. Dr. Barber was appointed a Companion, Order of Canada in April, 1993. Dr. Barber is 70. [(3), (4), (6)]
HUGH J. BOLTON F.C.A. Director Since: 2001 Shareholdings: 1,800 Class B Subordinate Voting	Unrelated [8]	Hugh J. Bolton joined the Board of Cominco in 1998 and the Board of Teck Cominco in 2001. He is a graduate of the University of Alberta (B.A. Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and Chairman and CEO from 1991 to 1998. He is presently Chairman of Epcor Utilities Inc., Director of Matrikon Inc. and Director of the Canadian Diabetes Association. Mr. Bolton is 64. [(2)]
JAMES W. GILL Director Since: 1990 Shareholdings: 7,000 Class B Subordinate Voting	Unrelated [8]	James W. Gill joined the Board of Teck Corporation in 1990. He graduated from McGill University (B.A. Sc.) with Honours in Geology in 1971 and a Master of Science degree in Economic Geology in 1976. In 1977 he received a Ph. D. degree in Economic Geology from Carleton University in Ottawa. Since founding Aur Resources in 1981, Dr. Gill has served as its President and CEO. In 1997, Dr. Gill was appointed a member of the Mining Standards Task Force formed by The Toronto Stock Exchange and the Ontario Securities Commission. He is also the Chairman and a Director of Thundermin Resources Inc. and a Director of the Mining Association of Canada. Dr. Gill is 53. [(2), (6)]

MASAYUKI HISATSUNE Director Since: 2002 Shareholdings: 1,000 Class B Subordinate Voting	Unrelated	Masayuki Hisatsune was elected a Director of Teck Cominco in 2002. He graduated from the University of Tokyo with a degree in (B.A. Sc.) Metallurgical Engineering. Mr. Hisatsune is a Vice-President and Director of Sumitomo Metal Mining America Inc., as well as a Director in several other companies which are subsidiaries of Sumitomo Metal Mining Co. Mr. Hisatsune is 54. (5)
NORMAN B. KEEVIL Director Since: 1963 Shareholdings: 209,440 Class A 510,101 Class B Subordinate Voting (8)	Related (7), (9)	Norman B. Keevil joined the Board of Teck Corporation in 1963 and was a member of the Board of Cominco from 1986 to the date of the merger. He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph. D.). He received an honourary LL.D from the University of B.C. in May, 1993. He was Vice-President Exploration at Teck Corporation from 1962 to 1968, Executive Vice-President from 1968, President and CEO from 1981 to 2001 and is presently non-executive Chairman of the Board of Teck Cominco. He is a Director of Fording Inc. and Aur Resources Inc. and a Lifetime Director of the Mining Association of Canada. Dr. Keevil is 65. (1)
NORMAN B. KEEVIL III Director Since: 1997 Shareholdings: 4,000 Class B Subordinate Voting	Related (10)	Norman B. Keevil III joined the Board of Teck Corporation in 1997. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. He has been involved with several BC based technology companies, including RSI Research Ltd. from 1989 to 1996. Mr. Keevil is currently the President of Pyramid Automation Ltd. and is a Director of the Vancouver Island Advanced Technology Centre. Mr. Keevil is 39. (6)
TAKURO MOCHIHARA Director Since: 2000 Shareholdings: 1,000 Class B Subordinate Voting	Unrelated	Takuro Mochihara joined the Board of Teck Corporation in 2000. He is a graduate of the University of Tokyo, Faculty of Law. Mr. Mochihara held managerial positions with Mitsubishi Canada Ltd. and Mitsubishi Corporation from 1986 to 2000 when he joined Sumitomo Metal Mining. Mr. Mochihara is 57. (1)
WARREN S.R. SEYFFERT Q.C. Director Since: 1989 Shareholdings: 30,400 Class B Subordinate Voting	Related (11)	Warren S. R. Seyffert Q.C. joined the Board of Teck Corporation in 1989 and was a member of the Board of Cominco from 2000 to the date of the merger. He is a graduate of the University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He has been a member of the law firm Lang Michener since 1969 and has served as Chair of the partnership, Chair of the executive committee and national managing partner. He taught "Law of Corporate Management" for over 12 years at Osgoode Hall Law School. He is a Director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre, and St Andrew Goldfields Ltd, and is an Honourary Trustee of the Royal Ontario Museum. Mr. Seyffert is 62. (6)
DAVID R. SINCLAIR F.C.A. Director Since: 2001 Shareholdings: 2,500 Class B Subordinate Voting	Unrelated (8)	David R. Sinclair joined the Board of Cominco in 1993. He was Chairman of the Independent Committee of the Board of Directors of Cominco Ltd., advising minority shareholders on the terms of the merger with Teck Corporation in 2001. He joined the Board of Teck Cominco in 2001 on the completion of the merger. He is a chartered accountant and from 1955-1990 he was a senior partner of Coopers & Lybrand. Active in community affairs, he has served on the boards of the B.C. Cancer Foundation, the B.C. Cancer Agency, the Canadian Cancer Agency, the TRIUMF Nuclear Research Facility at U.B.C., the Victoria Commonwealth Games Society and the University of Victoria. David was Chairman of Vista Gold Corporation from 1995-2001. He is a financial consultant and corporate Director. Mr. Sinclair is 73. (1), (2), (4)

KEITH E. STEEVES F.C.A. Director Since: 1981 Shareholdings: 15,000 Class B Subordinate Voting	Unrelated [8]	Keith E. Steeves joined the Board of Teck Corporation in 1981. He received his Chartered Accountant certification in 1963 in Alberta and in 1964 in British Columbia. Mr. Steeves was Senior Vice-President Finance and Administration at Bethlehem Copper Corporation until 1981 and an officer of Teck Corporation from 1981-1996. He is a Director of Cross Lake Minerals Ltd. and a member of the British Columbia and the Canadian Institutes of Chartered Accountants. Mr. Steeves is 70. [2], [5]
DAVID A. THOMPSON Director Since: 1980 Shareholdings: 157,299 Class B Subordinate Voting	Related [12]	David A. Thompson became Deputy Chairman and Chief Executive Officer in August 2001, having been a Director of Teck Corporation since 1980 and Cominco since 1986. He is a graduate of the London School of Economics and Harvard Business School (Advanced Management Program). He was co-Managing Director of Messina (Transvaal) prior to joining Teck in 1980 and has held a variety of senior management positions, including President and Chief Executive Officer of Cominco from 1995 to 2001. He is a Director of Fording Inc. Mr. Thompson is 63. [1]
ROBERT J. WRIGHT C.M., Q.C. Director Since: 1968-1971; 1971-1989 and 1994 Shareholdings: 25,000 Class B Subordinate Voting	Unrelated [8]	Robert J. Wright served as Chairman of the Board of Teck Corporation from 1994 to 2000 and has been Deputy Chairman since 2000. He was a member of the Board of Cominco from 1994 to the date of the merger. He is currently Lead Director and Chairman of the Corporate Governance & Nominating Committee of Teck Cominco. Mr. Wright is a graduate of Trinity College, University of Toronto (B.A.) and Osgoode Hall Law School (LL.B.). He was a partner with Lang Michener from 1964 to 1989 and the Chairman of the Ontario Securities Commission from 1989 to 1993. He is a Trustee of the Fording Canadian Coal Trust, a Director of the Mutual Fund Dealers Association, the AARC Foundation and is a member of the Investment Committee of the Workplace Safety and Insurance Board of Ontario. Mr. Wright was appointed a Member of the Order of Canada in April, 1997. Mr. Wright is 70. [1], [2], [3], [4], [5], [6]

NOTES:

(1) Member of the Executive Committee of the Board.

(2) Member of the Audit Committee of the Board.

(3) Member of the Compensation Committee of the Board.

(4) Member of the Pension Committee of the Board.

(5) Member of the Corporate Governance & Nominating Committee of the Board.

(6) Member of the Environment, Health & Safety Committee of the Board.

(7) N.B. Keevil is a Director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading "Voting Shares" in this Circular.

(8) Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the Director's ability to act with a view to the best interests of the Company other than interests and relationships arising solely from holdings in the Company, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and (c) not a Director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company (TSX Proposed Guidelines, November 28, 2002).

(9) Former officer of the Company.

(10) Family relationship with N.B. Keevil, a former officer.

(11) Counsel to a law firm which provides legal advice to the Company.

(12) Officer of the Company.

Shareholdings of Board Members as at March 7, 2003

- Total number of Class A Shares held by all Directors: 209,440
- Total number of Class A Shares held by all non-executive Directors: 209,440
- Total number of Class B Subordinate Voting Shares held by all Directors: 808,250
- Total number of Class B Subordinate Voting Shares held by all non-executive Directors: 650,951
- Total value of Class A Shares held by all Directors: $2,565,640
- Total value of Class B Subordinate Voting Shares held by all Directors: $8,995,822
- Total value of Class A Shares held by all non-executive Directors: $2,565,640
- Total value of Class B Subordinate Voting Shares held by all non-executive Directors: $7,245,085
- Values are based on the closing price of Class A and Class B Subordinate Voting shares on the Toronto Stock Exchange on March 7, 2003.

Board of Directors Meetings Held and Attendance of Directors

The information presented below reflects Board of Directors meetings held and attendance of Directors for the year ended December 31, 2002.

SUMMARY OF BOARD & COMMITTEE MEETINGS HELD [1]		SUMMARY OF ATTENDANCE OF DIRECTORS		
		Director	Board Meetings Attended	Committee Meetings Attended
Board of Directors	9	J. Brian Aune	8 of 9	13 of 13
(a) Audit Committee	8	Lloyd I. Barber	8 of 9	7 of 7
(b) Executive Committee	3	Hugh J. Bolton	9 of 9	8 of 8
(c) Corporate Governance & Nominating Committee	4	James W. Gill[2]	5 of 9	4 of 6
(d) Compensation Committee	2	Masay Hisatsune	8 of 9	4 of 4
(e) Pension Committee	3	Norman B. Keevil	9 of 9	5 of 5
(f) Environment, Health & Safety Committee[3]	2	Harold B. Keevil	7 of 9	6 of 8
		Norman B. Keevil III	9 of 9	4 of 5
		Takuro Mochihara	7 of 9	2 of 3
		Warren S.R. Seyffert	8 of 9	8 of 8
		David R. Sinclair[4]	9 of 9	11 of 11
		Keith E. Steeves	9 of 9	8 of 8
		David A. Thompson	9 of 9	2 of 3
		Kotaro Tomino	7 of 9	7 of 8
		Robert J. Wright	9 of 9	21 of 22

(1) The overall attendance was 90% at Board meetings and 92% at Committee meetings for the year.
(2) James Gill ceased to be a member of the Audit Committee on April 24, 2002.
(3) This Committee was constituted on April 24, 2002.
(4) David Sinclair became a member of the Audit Committee on April 24, 2002.

Appointment of Auditor

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the reappointment of PricewaterhouseCoopers as the Auditor of the Company to hold office until the next Annual Meeting of shareholders and to authorize the Directors to fix the Auditor's remuneration. PricewaterhouseCoopers or its predecessor has been the auditor of the Company for more than 5 years.

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Teck Cominco is a reporting issuer in each province of Canada as well as a registrant in the United States. Teck Cominco's securities are listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Accordingly, Teck Cominco is subject to the rules of the U.S. Securities and Exchange Commission (SEC) and the AMEX to the extent such apply to foreign private issuers in the United States, as well as the rules of the TSX, and the Canadian Securities Administrators. In 2002 these regulatory bodies took steps to introduce upgraded standards and rules of corporate governance, including:

- In March 2002 the TSX proposed revisions to the TSX Governance Guidelines in response to the recommendations of the Saucier Report.
- In July, 2002 US legislators passed the Sarbanes-Oxley Act of 2002, which is the most significant legislation affecting corporate governance in decades.
- In August, 2002 the Ontario Securities Commission requested that the TSX review its proposed changes in light of the proposals being considered by other regulatory bodies and in particular as a result of the Sarbanes-Oxley Act of 2002.
- In September, 2002 the AMEX published a summary of proposed new listing requirements that it had prepared at the request of the SEC.
- In November, 2002 the TSX published proposed revised guidelines and rules for review by public and private interests, including the Ontario Securities Commission.

These proposals and legislative initiatives set forth, among other things, standards to be adopted by boards, board committees and management. A number of these standards require that a corporation embody them in specific Codes or Charters. For example, the TSX proposals contemplate corporations having a Board Mandate, an Audit Committee Charter and a Code of Business Ethics, and the Sarbanes-Oxley Act of 2002 requires disclosure of whether or not a corporation has adopted a Code of Ethics for senior executive, financial and accounting officers.

As we go to print with this circular, it is anticipated that the TSX proposals and the new TSX governance documentation will be finalized some time in 2003. The SEC recently announced that the Code of Ethics requirement under the Sarbanes-Oxley Act of 2002 will apply to corporations reporting on their first fiscal year after July 15, 2003. The SEC has yet to announce an effective date for any changes required by the AMEX, but it is anticipated that these will also become effective some time in 2003.

Pending finalization of these matters Teck Cominco's Corporate Governance & Nominating Committee has reviewed a number of the Company's policies in light of the draft rules and guidelines and the Board has taken immediate steps to update its policies and expand the Company's disclosure of governance matters. The Board also has determined that the Company must collect and codify practices which are already operative in order to evidence compliance with the new rules and guidelines when they are finalized. In particular, the Board amended some of its governance documentation including the Mandate of the Audit Committee and at its first meeting in 2003 the Board also changed the composition of some of the board committees to reflect a greater participation by independent or unrelated Directors. The Audit Committee is now comprised entirely of outside and unrelated Directors.

A copy of the revised Audit Committee Mandate is posted on Teck Cominco's website at www.teckcominco.com and further enactments by the Board in 2003 will be posted there as well.

Governance Achievements

The Board believes that the only way to maximize shareholder value is to focus on continuous improvement. Governance achievements in the last year include the following initiatives:

- Messrs. H. Keevil and K. Tomino resigned from the Board on February 20, 2003 to enable the Board to be made up of a majority of unrelated Directors.
- reviewed the status of each Director to ensure that all of the key committees (Audit, Corporate Governance & Nominating, Compensation) are comprised solely of unrelated Directors;
- completed a comprehensive Board evaluation survey and Director self-assessment questionnaire;
- established Pension and Environment, Health & Safety Committees to provide greater scrutiny of these important issues;
- adopted a Charter of Corporate Responsibility and a Code of Business Practices;
- revised the mandate of the Audit Committee;
- formalized its long-standing practice of providing for non-discretionary stock option grants to non-executive Directors separate from grants to executive Directors, officers and employees;

Presented by the Committee:

J. B. Aune
M. Hisatsune
K. E. Steeves
R. J. Wright

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Alignment with Proposed TSX Corporate Governance Guidelines

Proposed TSX Guidelines	Does Teck Cominco Comply?	Comments
1. The Board should explicitly assume responsibility for stewardship of the Company and specifically for:		
(a) adoption of a strategic planning process and approval of a strategic plan which takes into account the opportunities and risks of the business;	Yes	The Board conducts an annual review of the Company's strategic plan. Updates are presented at Board meetings. The Board also holds a two day strategic planning session each year during which reports from management and operations are presented and reviewed, and action plans developed.
(b) identification of principal risks and the implementation of appropriate risk management systems;	Yes	Principal business risks are assessed by the Board during the annual review of the strategic plan. The Board is assisted by the Audit Committee which reviews at its regular meetings financial risk management systems with management and the external auditors. The Corporate Environment and Risk Management Committee, a senior management committee chaired by the CEO, is mandated by the Board to anticipate, evaluate and respond to major risks affecting the Company. This Committee meets quarterly to review operating and corporate risk management policies and procedures and to review the results of environmental audits and the environmental performance of operations. The Committee prepares an annual risk management report for review by the full Board.
(c) succession planning, including the appointment, training and monitoring of senior management;	Yes	This responsibility is assumed by the full Board and succession, promotion and training matters are reviewed by the Board in conjunction with its review of the strategic plan. The Company has a succession planning process which includes periodic review of succession issues. Senior management are appointed by the Board.
(d) communication policies which should be reviewed annually and address how the Company interacts with its shareholders, ensures continuous and timely disclosure and avoids selective disclosure.	Yes	Quarterly media releases of financial results are reviewed by the Disclosure Committee, a management committee comprised of senior finance, legal, environment, and operating officers and chaired by the CEO, and are approved by the Audit Committee. Other media releases and communications are co-ordinated by the Company's Public Affairs Department. The Company has adopted a Corporate Disclosure, Confidentiality and Insider Trading Policy which among other things covers continuous and timely disclosure and prohibits selective disclosure. The Company's legal department oversees and monitors these matters and an annual review is required by the Board.

Proposed TSX Guidelines	Does Teck Cominco Comply?	Comments
(e) integrity of internal control and management information systems.	Yes	A comprehensive review of internal controls and management information systems is completed annually by the Internal Audit Department. The Audit Committee reviews internal controls and management information systems with management, the independent auditors and the internal auditor.
The Board should adopt a formal mandate that sets out its stewardship responsibilities.	In process	A written Mandate is currently being prepared to codify existing policies and to reflect the TSX proposed guidelines as well as the provisions of the Sarbanes-Oxley Act of 2002 and the proposed requirements of AMEX in the U.S. See comments on page 8 and 9 of this circular.
2. (a) A Majority of Directors should be "unrelated", i.e. not part of management, free from any conflicting interests or relationships (other than those arising from shareholding) and not now or in last 3 years an officer, employee or service provider of the Company or its associates.	Yes	The current Board consists of thirteen Directors, nine of whom are unrelated.
(b) The Board should include a number of Directors who do not have interests in or relationships with either the Company or its significant shareholders.	Yes	No shareholder has the ability to exercise a majority of the votes for the election of the Board of Directors. 7 of the 13 Directors have no interest or relationship with any of the companies listed on pages 2 and 3 of this circular as holding more than 10% of the voting shares.
3. Disclose whether or not each Director is related and how that conclusion was determined.	Yes	The table on pages 4-6 of the Circular sets out the principal occupation/employment of each proposed Director together with a brief biography and describes whether or not such Director is related.
4. Appoint a Committee composed exclusively of outside (non-management) Directors, a majority of whom are unrelated, which committee is responsible for proposing nominees for appointment and for assessing Directors.	Yes	The Board has assigned this responsibility to the Corporate Governance & Nominating Committee. All members of the Corporate Governance & Nominating Committee are unrelated and outside Directors.
5. Implement a process for assessing the effectiveness of the Board, its Committees and the contribution of individual Directors.	Yes	The Corporate Governance & Nominating Committee is responsible for evaluating the effectiveness of the Board and its Committees. The Company's Board Effectiveness Questionnaire is completed bi-annually and the results are reported to the Corporate Governance & Nominating Committee and the Board. This survey solicits frank comment to evaluate Board and Committee performance, the timeliness and quality of materials and effectiveness of meetings. Individual Directors complete a self-assessment questionnaire, which is reviewed with the Deputy Chair, Lead Director.

Proposed TSX Guidelines	Does Teck Cominco Comply?	Comments
6. Provide orientation and education programs for new Directors and continuing education for all Directors.	Yes	An orientation and education program which includes a comprehensive information manual and presentations by division managers is provided to new Directors. The Board regularly receives educational presentations and updates.
7. Consider size and composition of the Board with a view to establishing and facilitating effective decision-making.	Yes	The Board periodically assesses its effectiveness and considers such matters as size and composition. The Corporate Governance & Nominating Committee assists it in these matters. As a result of this review the size of the Board has been reduced from 15 to 13. The table on pages 4-6 provides a brief biography of each of the thirteen proposed Directors.
8. (a) A Board Committee should review the adequacy and form of compensation of Directors and senior management in light of risks and responsibilities.	Yes	Directors' compensation is reviewed annually by the Corporate Governance & Nominating Committee in consultation with the Compensation Committee. Management's compensation is set by the Compensation Committee which reports to the Board. Directors' compensation is designed to align the interests of Directors with the return to shareholders and both Management and Director's compensation take into account comparables from surveys of similar companies.
(b) The Compensation Committee should be composed solely of unrelated Directors.	Yes	All 3 members of the Compensation Committee are outside and unrelated Directors.
9. Board Committees should generally be composed of outside Directors, a majority of whom are unrelated.	Yes	The Board Committees are generally composed of outside Directors, a majority of whom are unrelated Directors. The Audit Committee and Compensation Committee are composed exclusively of outside and unrelated members.
10. Appoint a Committee responsible for corporate governance issues, including developing responses to the TSX guidelines.	Yes	This responsibility is assigned to the Corporate Governance & Nominating Committee. See note at page 9 outlining its recent actions.
11. (a) Develop position descriptions for the Board and CEO which include limits to management's responsibilities.	Yes	The Corporate Governance Policies of the Company augment the position descriptions set out in the Company's by-laws and cover the Board and the CEO, as well as senior management and financial officers. These descriptions will be updated to reflect the final version of the TSX guidelines, the provisions of the Sarbanes-Oxley Act of 2002 and the requirements of AMEX in the United States. See note on page 8. The Board has passed an expenditure authorization resolution that sets limits to management's responsibilities.
(b) The Board should approve the CEO's corporate objectives and assess his or her performance.	Yes	The CEO's performance is measured against the strategic plan and corporate objectives set by the Board. The Compensation Committee reviews and reports to the Board on the adequacy of the CEO's compensation based on, among other things, performance against these targets See Report On Executive Compensation at page 21.

Proposed TSX Guidelines	Does Teck Cominco Comply?	Comments
12. The Board should establish procedures and structures that enable the Board to function independently of management which structure could include a Chair who is not part of management or a Lead Director.	Yes	The Chair of the Board is not a member of management. Additionally, the Board has a Lead Director who is an outside and an unrelated Director with specific responsibility for maintaining the independence of the Board. The Corporate Governance & Nominating Committee also provides a forum without management's presence to receive any expression of concern from a Director, including a concern regarding the independence of the Board from management. The Board meets without management at least twice a year and otherwise when appropriate.
13. All members of the Audit Committee should be unrelated Directors; all members should be "financially literate", and at least one member should have "accounting or related financial experience". The Audit Committee should follow procedures and duties prescribed in the TSX guidelines.	Yes	All of the members are unrelated and independent Directors. All of the Audit Committee are financially literate and three members have accounting or related financial experience, as well as auditing expertise. The Committee follows the requisite procedures as set out in its Mandate. See "Audit Committee" on page 14 of this Circular. The Deputy Chairman, Hugh J. Bolton, has been designated by the Board as the Audit Committee Financial Expert.
14. The Board must adopt a formal Audit Committee Charter specifically defining its role and duties in conformance with the practice notes to the Guidelines.	Yes	The Audit Committee has a detailed Charter or Mandate which has been recently amended by the Board to include updated rules and guidelines proposed by various regulatory authorities. The Committee's Mandate is posted on the Company's website at www.teckcominco.com.
15. The Board should implement a system to enable individual Directors to engage outside advisors at the Company's expense, subject to the approval of an appropriate committee.	Yes	In addition to the Audit Committee and the Corporate Governance & Nominating Committee, the Board has issued a general authority to individual Directors to engage outside advisers at the Company's expense after approval from the Corporate Governance & Nominating Committee.

MANDATE AND REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited is to provide an open avenue of communication between management, the independent auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

- integrity, adequacy and timeliness of the Company's's financial reporting and disclosure practices;
- processes for identifying the principal financial risks of the company and the control systems in place to monitor them;
- Company's compliance with legal and regulatory requirements related to financial reporting;
- independence and performance of the Company's independent auditor; and
- programs and results of audits performed by the Company's internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the Company's by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Audit Committee is made up of five independent members of the Board. All of the members of the Committee are financially literate and the Vice Chairman, Hugh J. Bolton, who is independent of management, has been appointed by the Board as the "audit committee financial expert" as that term is defined in the Final Rule of the U.S. Securities and Exchange Commission implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002. At six of the eight meetings held during the year, the Committee met privately with the external auditors and the internal auditors to review the management of the Company's finances and the effectiveness of the audit process.

The Audit Committee is responsible for reviewing annual financial statements before approval by the full Board and quarterly financial statements and other financial information before publication. The full mandate of the Committee is available on the Company's website, www.teckcominco.com or upon request from the Corporate Secretary.

The Audit Committee has:

- reviewed and discussed with management the audited financial statements as at December 31, 2002;
- discussed with the external auditors the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditor's independence; and
- received the written disclosures from the external auditors recommended by the Canadian Institute of Chartered Accountants;

Based on this information, the Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Annual Report to Shareholders.

The Committee annually reviews its mandate and in February, 2003 revised its mandate in light of recent regulatory initiatives in the United States and Canada. In particular, the Committee reviewed the Company's use of the external auditors for non-audit services. In 2002, the external auditors received

$1,479,000 for audit and assurance services and $729,000 for non-audit services. Non-audit services included tax services for expatriate employees ($45,000), domestic and international tax services and advice ($450,000); Red Dog Cost Reduction ($115,000); outplacement services at Quintette ($82,000); due diligence reviews ($35,000). The revised mandate requires that all non-audit services be pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

- Bookkeeping or other Services related to the accounting records or financial statements
- Financial Information Systems Design and Implementation
- Appraisal or Valuation Services, Fairness Opinions or Contribution-In-Kind Reports
- Actuarial Services
- Internal Audit Outsourcing Services
- Management Functions or Human Resources Functions
- Broker or Dealer, Investment Advisor, or Investment Banking Services
- Legal Services
- Expert Services Unrelated to the Audit

On the recommendation of the Committee, the Shareholders have appointed PricewaterhouseCoopers as the auditor of the Company. The Committee, after discussion with PricewaterhouseCoopers, have retained KPMG to conduct the audits of the Company's metallurgical operations, Polaris mine operations and its Toronto sales office. This has enabled the Company to take advantage of the considerable experience of KPMG with those operations as the auditors of the former Cominco Ltd.

The following is a brief summary of the Audit Committee's activities in 2002.

External Auditor

- reviewed the overall scope, plans and results of the annual audit with the external auditors and management;
- reviewed the performance of the external auditors and recommended re-appointment for Shareholders' approval;
- reviewed the independence of the external auditors based on a review of non-audit services and on the auditor's written assurance of its relationships with the Company and its compensation;
- approved the fees payable to the external auditors.

Internal Auditor

- reviewed the independence of the internal auditors; and
- reviewed with the Director of Internal Audit the mandate, qualifications, resources and annual work plan of the internal audit department and the results of internal audits.

Financial Reporting

- Reviewed with management and the external auditors prior to publication the annual and interim financial statements and other financial disclosures. That review included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws.

Presented by the Committee:

K. E. Steeves, Chairman

DIRECTORS' AND OFFICERS' REMUNERATION FROM THE COMPANY AND ITS SUBSIDIARIES

1. Compensation of Directors

For the financial year ended December 31, 2002 the Company paid its Directors an annual fee of $15,000. In addition, for the financial year ended December 31, 2002, the Chairman of the Board was paid an annual retainer of $250,000, the non-executive Deputy Chairman of the Board was paid an annual retainer of $193,105 and the Chairmen of the Audit Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee and Environment, Health & Safety Committee received an additional fee of $3,000 per annum.

Directors who were not executives of the Company also received a fee of $1,500 for each Board meeting attended and, $1,000 for each Committee Meeting attended, $3,500 per annum for service on the Executive Committee, Audit Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee, or Environment, Health & Safety Committee, and reimbursement of all travel and other expenses related to their duties including a payment of $1,500 per annum for expenses and cost of supplies.

As of December 31, 2002, the Chairman of the Board held options to purchase 579,500 Class B Subordinate Voting shares, the non-executive Deputy Chairman of the Board held options to purchase 284,500 Class B Subordinate Voting shares and the other non-executive Directors of the Company held options to purchase 643,975 Class B Shares in the aggregate, at the closing prices for those shares on the Toronto Stock Exchange on the day immediately preceding the respective dates of grant.

2. Options Granted to Non-Executive Directors

Under the Company's 2001 Stock Option Plan, options to purchase Class B Subordinate Voting shares may be granted to non-executive Directors by the full Board. The Board has resolved to grant options to non-executive Directors when they are first appointed or elected to the Board and, annually, at market, on the date of the Annual General Meeting. In 2002 318,375 options to purchase Class B Subordinate Voting shares were granted to non-executive Directors.

This policy is separate and unrelated to the grant of options to executive Directors, officers and employees, authority for which has been delegated to the Compensation Committee.

3. Compensation of Executive Officers

The following table sets forth all compensation paid in respect of the Named Executive Officers (as defined in applicable securities legislation) of the Company at December 31, 2002.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards: Securities Under Option (Class B Shares) (Number)	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)		
D.A. Thompson (2)	2002	927,500	500,000	-	153,000	-
Chief Executive Officer and	2001	860,003	310,700	-	25,000	-
Deputy Chairman	2000	840,000	404,400	-	25,000	-
M.P. Lipkewich	2002	460,174	50,000	-	83,500	-
Senior Vice President, Mining	2001	440,387	-	-	50,000	-
	2000	424,465	-	-	100,000	-
J.G. Taylor	2002	449,775	100,000	-	40,650	-
Senior Vice President, Finance	2001	428,946	-	-	25,000	-
and Chief Financial Officer	2000	413,440	-	-	50,000	-
R. A. Brain (3)	2002	306,250	111,500	-	40,000	-
Senior Vice President, Marketing	2001	295,000	105,400	-	20,000	-
& Refining	2000	270,000	113,800	-	36,000	-
P. C. Rozee (4)	2002	325,000	100,000	-	19,000	-
Vice President, Commercial &	2001	262,500	-	-	50,000	-
Legal Affairs	2000	n/a	n/a	n/a	50,000	n/a
S.G. Dean (5)	2002	274,318	-	-	100,000	1,584,052(6)
President	2001	518,750	-	-	50,000	-
	2000	458,334	-	-	125,000	-
R.M. Henningson (3), (7)	2002	342,500	117,000	-	40,000	-
Senior Vice President, Mining	2001	320,000	117,800	-	20,000	-
	2000	270,000	123,400	-	20,000	-
K. M. Zeitler (7)	2002	339,228	-	-	21,500	-
Senior Vice President	2001	330,998	-	-	15,000	-
	2000	319,020	-	-	25,000	-

Notes:

(1) Perquisites and other personal benefits for each of the above officers in the periods covered did not exceed the lesser of $50,000 and 10% of his total salary and bonus for the respective year.

(2) Mr. Thompson also served as President and Chief Executive Officer of Cominco Ltd., (now Teck Cominco Metals Ltd.) a subsidiary of the Company, for no separate or additional salary. In 2000 and 2001, Teck Cominco Metals Ltd. reimbursed the Company for a substantial portion of the compensation paid by it to Mr. Thompson (including the bonuses which were paid on the recommendation of Teck Cominco Metals Ltd.) and for the amount contributed by the Company for his account to the Company's Senior Salaried Employees Pension Plan.

(3) R.M. Henningson and R. A. Brain were senior officers of Teck Cominco Metals Ltd. (formerly Cominco Ltd.). Salary and bonus figures for 2000 and 2001 represent amounts paid by Teck Cominco Metals Ltd. and long-term compensation awards represent options granted by Teck Cominco Metals Ltd.

(4) P. C. Rozee's employment with the Company commenced in March, 2001 pursuant to an Employment Agreement dated December, 2000.

(5) S. G. Dean resigned as President of the Company on July 8, 2002. His salary for the year ended December 31, 2002 would have been $525,000 had he not resigned.

(6) S. G. Dean's Other Compensation represents the amount contractually agreed upon his resignation from the Company.

(7) Messrs. Henningson and Zeitler retired as officers of the Company in 2002.

4. Options to Purchase Securities

The following table sets forth information concerning individual grants of options to purchase Class B Subordinate Voting Shares of the Company made during 2002 to each of the Named Executive Officers of the Company.

Name	No. of Securities Under Options Granted	% of Total Options Granted to Employees in 2001	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
D.A. Thompson	150,000 3,000	8.97% 0.18%	$13.74 $13.30	$13.74 $13.30	12 February 2008 17 June 2008
M.P. Lipkewich	40,000 40,000 3,500	2.39% 2.39% 0.21%	$13.74 $14.15 $13.30	$13.74 $14.15 $13.30	12 February 2008 15 March 2008 17 June 2008
J.G. Taylor	40,000 650	2.39% 0.04%	$13.74 $13.30	$13.74 $13.30	12 February 2008 17 June 2008
R .M. Henningson	40,000	2.39%	$13.74	$13.74	12 February 2008
R. A. Brain	40,000	2.39%	$13.74	$13.74	12 February 2008
K. M. Zeitler	18,000 3,500	1.08% 0.21%	$13.74 $13.30	$13.74 $13.30	12 February 2008 17 June 2008
P. C. Rozee	18,000 1,000	1.08% 0.06%	$13.74 $13.30	$13.74 $13.30	12 February 2008 17 June 2008
S. G. Dean	100,000	5.98%	$13.74	$13.74	12 February 2008

5. Year-End Value of Options Held by Named Executive Officers

The value of options held by each Named Executive Officer at year-end is set out in the table below.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values				
Name	No. of Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	No. of Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At FY-End ($) Exercisable/Unexercisable[1]
D. A. Thompson [2]	Nil	Nil	836,666/8,334	415,260/n/a
M. P. Lipkewich	Nil	Nil	291,834/16,666	67,500/n/a
J. G. Taylor	Nil	Nil	182,316/8,334	22,500/n/a
R.M. Henningson [2]	Nil	Nil	45,000 / Nil	Nil / n/a
R. A. Brain [2]	Nil	Nil	193,000/Nil	48,960/n/a
K. M. Zeitler	Nil	Nil	181,500/5,000	Nil/n/a
P. C. Rozee	Nil	Nil	102,334/16,666	Nil/n/a
S. G. Dean	Nil	Nil	308,334/Nil	210,000/n/a

Note:

(1) Maximum value at December 31, 2002 calculated by determining the difference between the market value of the Class B Subordinate Voting shares underlying the options at December 31, 2002, and the exercise price of the options.

(2) Includes options converted from former Cominco Ltd. options on July 20, 2001

During the financial year ended December 31, 2002, none of the Named Executive Officers of the Company exercised any options held by him.

6. Pension Plan for Executive and Qualified Senior Salaried Employees

The Company's Pension Plan for Executive and Qualified Senior Salaried Employees (the "Retirement Plan") provides defined retirement benefits for covered salaried employees and is qualified under the *Income Tax Act of Canada* (the "Tax Act"). Participants in the Retirement Plan become 100% vested after two years of service. Qualified Executive Officers are entitled to unreduced retirement benefits beginning at age 60 with reduced benefits payable for any participant who elects early retirement. The normal annual retirement benefits are equal to two percent of the participant's average annual earnings on his or her highest thirty-six consecutive months of earnings while the employee is a participant in the Retirement Plan, multiplied by the participant's years of service.

The following table illustrates the total annual normal retirement benefits that would be provided under the benefit formula in the Retirement Plan, the specified remuneration and the years of service classifications, on a straight-life annuity basis with ten years guaranteed. The amounts in the table have not been reduced by any Canada Pension Plan benefit nor do they reflect the annual limit on Retirement Plan benefits under the Tax Act. The table assumes retirement at the end of 2002. At that time the Named Executive Officers had the following final average earnings and years of service: Mr. Thompson $875,835, 23 years; Mr. Lipkewich $439,990, 32 years; Mr. Taylor $429,080, 25 years; Mr. Rozee, $325,000, 2 years; Mr. Dean, $491,418, 3 years; Dr. Zeitler, $329,748, 6 years.

PENSION PLAN TABLE

Remuneration	Years of Service				
($)	20	25	30	35	40
400,000	160,000	200,000	240,000	280,000	320,000
600,000	240,000	300,000	360,000	420,000	480,000
700,000	280,000	350,000	420,000	490,000	560,000
800,000	320,000	400,000	480,000	560,000	640,000
900,000	360,000	450,000	540,000	630,000	720,000
1,000,000	400,000	500,000	600,000	700,000	800,000
1,100,000	440,000	550,000	660,000	770,000	880,000

Executive Retirement Agreements (the "Executive Agreements") made between the Company and the Chief Executive Officer and key executives designated by the Compensation Committee, provide for supplemental retirement benefits beginning at age 60 or, with the consent of the Company, upon completion of ten years of continuous service. The retirement benefit under the Executive Agreements is an amount equal to two and one-half percent of the executive's average annual salary (not including bonuses and Director's fees) paid by the Company to the executive during the highest-paid three years in the five years immediately prior to retirement, multiplied by the number of years of service with the Company, minus the amount payable to the executive pursuant to the Retirement Plan.

The following table illustrates the total supplemental annual retirement benefits that would be provided under the Executive Agreements in specified remuneration and years of service classifications. This table assumes retirement at the end of 2002. At such time, the Named Executive Officers, Mr. Thompson, Mr. Lipkewich and Mr. Taylor have Executive Agreements, and salaries and years of service identical to those determined under the Retirement Plan.

EXECUTIVE AGREEMENT BENEFITS

Remuneration	Years of Service				
($)	20	25	30	35	40
400,000	40,000	50,000	60,000	70,000	80,000
500,000	50,000	62,500	75,000	87,500	100,000
700,000	70,000	87,500	105,000	122,500	140,000
800,000	80,000	100,000	120,000	140,000	160,000
900,000	90,000	112.500	135,000	157,500	180,000
1,000,000	100,000	125,000	150,000	175,000	200,000
1,100,000	110,000	137,500	165,000	192,500	220,000

7. Teck Cominco Metals Ltd. Retirement Income Plan/Supplementary Retirement Income Plan

Two Named Executive Officers, Mr. Henningson and Mr. Brain are participants in the Teck Cominco Metals Ltd. Retirement Income Plan (the "Basic Plan"), a qualified plan under the Tax Act and the Supplementary Retirement Income Plan (the "Supplementary Plan"). Both plans provide for 100% vesting after completion of two years of service and unreduced retirement benefits beginning at age 60 with reduced benefits for early retirement. The Supplementary Plan provides pension benefits based on a pension formula equal to 1.9% of average earnings for the highest thirty-six consecutive months of earnings multiplied by the participant's years of service, minus the benefits payable under the Basic Plan.

At the end of 2002 the participants in the Basic Plan and the Supplementary Plan had the following final average earnings and years of service: Mr. Henningson $310,834, 38 years; Mr. Brain $290,417, 28 years.

Based on years of service to December 31, 2002 and the average earnings described above, Mr. Henningson's pension benefit would have been $222,000, Mr. Brain's pension benefit would have been $131,600.

8. Employment Agreements

Messrs. Lipkewich, Taylor and Rozee have written employment agreements respecting the services to be provided by them and the benefits to be received. They are entitled to two years' remuneration, at their prevailing salaries, if their employment is terminated without cause. In addition, if they resign within three months of a change of control of the Company, they will be entitled to two years' remuneration. Mr. Dean resigned in 2002 and, pursuant to an employment agreement, was paid three years' remuneration.

9. Insurance

The Company carries Director's and Officers' Liability Insurance covering acts and omissions of the Directors and Officers of the Company and of those of its controlled subsidiaries. The policies have a combined aggregate limit of $125 million over a term of one year. The premium paid by the Company was $601,240 in respect of its Directors and officers as a group for the year 2003. The corporate policy provides for the Company to absorb a deductible amount of $500,000 on each loss.

General By-law No. 1 of the Company provides for the indemnification of each Director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a Director or officer of the Company, subject to the limitations contained in General By-law No. 1 and in the *Canada Business Corporations Act.*

COMPOSITION OF THE COMPENSATION COMMITTEE

During 2002, the Compensation Committee of the Board consisted of: Dr. N.B. Keevil, Chairman of the Board and of the Committee; J.B. Aune; L.I. Barber; W.S.R. Seyffert and R.J. Wright, Deputy Chairman of the Board. Dr. Keevil was formerly Chairman & CEO of the Company. He retired at the end of 2001.

To comply with proposed amendments to the TSX Corporate Governance Guidelines, the composition of the Committee was changed in early 2003. The Committee is now comprised of: Messrs. J.B. Aune, (Chairman of the Committee), L.I. Barber and R.J. Wright. All of the Committee members are now unrelated and outside Directors.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors of the Company is responsible for establishing policies for determining the compensation of executive officers (as defined in the Ontario Securities Act), and for fixing the compensation of the Named Executive Officers, including the grant of options to them under the Company's Stock Option Plan. The Compensation Committee may also review other remuneration concepts within the Company generally from time to time including the compensation of Directors.

The Compensation Committee ensures that the Company's compensation policies effectively attract and retain highly qualified and experienced executives and managers. In establishing and implementing policies covering base salaries, benefits, cash bonuses and stock options, the Compensation Committee will continue to consider the recommendations of relevant officers of the Company, but may from time to time make reference to other comparable corporate situations and the advice of independent consultants.

Base salaries are determined through analysis of salaries paid by comparable employers, as well as on the basis of individual performance as determined by the degree of achievement of business and operating goals. For most of our employees, we have established our pay policy close to the median pay level of comparable employers, increasing the amount of base pay for employees who consistently achieve high levels of performance.

In 2002, the Company adopted a Bonus Plan (the "Plan") to provide a variable component of total cash compensation that is directly related to the financial performance of the Company and its business units as well as the achievement of individual performance objectives. Financial performance is measured in terms of Return on Capital Employed ("ROCE"). The Plan rewards managers for the effective use of existing capital and new investments that achieve financial returns at least equal to the cost of capital. The Plan also reinforces the Company's business priorities and corporate values of ensuring a safe and healthy work place and protecting the environment.

Target bonuses under the Plan are payable when annual ROCE requirements and personal performance objectives are achieved. The target bonus for the Chief Executive Officer and other senior executives range up to 40% of base salary. Bonus payouts can range from 0% to 200% of the target bonus, depending on corporate and individual performance. In 2002, the Company's return on capital was below plan and the corporate component of the bonus was 78% of target. As a result, executive officers whose target bonuses were 40% of base salary and who achieved all of their specific personal performance objectives, received an overall bonus of 33.8% of base salary.

Prior to the merger with Cominco, the Company's compensation policy emphasized competitive base salaries and there was no bonus plan. Base salaries were set on the basis of comparative studies with a strong emphasis on individual and company performance. Following the merger, the new compensation policy described above, which includes a substantial variable pay component, was adopted to equitably merge the compensation policies of the two companies. The base salaries of Messrs. Taylor, Lipkewich and Rozee reflect the original policy and are generally consistent with the total cash compensation (salary plus bonus) paid to Named Executive Officers who are paid in accordance with the new policy. All other executive officers and new hires will be subject to the new policy.

The Committee believes that compensation policy should be flexible enough to recognize extraordinary effort. In that regard, the Committee, on the recommendation of the Chief Executive Officer, approved the bonuses that appear in the Summary Compensation Table on page 17 of this circular for Messrs. Taylor, Lipkewich and Rozee in recognition of their extraordinary efforts in negotiating the Company's participation in the new coal partnership.

To further align the interests of management with those of the Company's shareholders, stock options are granted to executive officers and employees under an option agreement. Pursuant to the agreement, optionees may acquire common shares of the Company at 100% of the fair market value on the date of the grant. The timing and number of options granted to executive Directors and management is determined by the Compensation Committee. Options are granted annually and expire up to ten years from the date of the grant. The number and terms of outstanding options are taken into account when determining whether and how many new option grants will be made. When determining individual option grants, the Committee takes into consideration the job level of optionees and the level of contribution these individuals make to the Company's financial performance.

In terms of the overall compensation package for senior executives, base salary comprises about 55 percent of the package, with bonus amounting to about 20 percent and the value of options contributing about 25 percent. For senior managers, base pay amounts to approximately 65 percent of the overall package, while bonus is about 20 percent and the value of options about 15 percent.

The Compensation Committee reviews the compensation of the Chief Executive Officer, his performance against specific objectives set out in the Strategic Plan and determines whether and to what extent he is entitled to a bonus under the Bonus Plan. The Plan sets out specific, measurable criteria to determine the corporate and operating elements of the bonus calculation. The Committee measures the CEO's personal performance against the achievement of objectives on a scale of 0 – 200%. Corporate performance based on ROCE represents 50% of the bonus calculation. Operating unit performance which includes safety and environmental performance, represents 20% and individual performance 30%. The CEO was also awarded an extraordinary bonus in 2002 to reflect his pivotal role in negotiating the coal transaction.

In 2002 a comparative study of peer companies was conducted and the CEO's total compensation covering base pay, bonus and stock options was assessed against resource companies of similar size and complexity in North America. The CEO's compensation falls in the second quartile close to the median of the market.

Presented by the Committee:

J. B. Aune
L. I. Barber
N. B. Keevil
W. S. R. Seyffert
R. J. Wright

SHARE PERFORMANCE GRAPH

The following graph illustrates the Company's five-year (to December 31, 2002) cumulative total shareholder return (assuming reinvestment of dividends on each dividend payment date) on a $100 investment on January 1, 1997 in Class A Common shares and Class B Subordinate Voting shares compared to the return on a comparable investment on the S&P TSX Composite Index, The Toronto Stock Exchange Gold and Silver Total Return Index and The Toronto Stock Exchange Metal and Mineral Total Return Index.


Teck Cominco Limited
Comparison of 5 Year Total Return
Teck A
Teck B
TSX Gold & Silver Total Return Index
S&P TSX Composite Index
TSX Metals & Mineral Total Return Index
180
160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002

For the Financial Years	1997	1998	1999	2000	2001	2002
Teck Class A Common Shares	100	49	64	64	69	73
Teck Class B Subordinate Voting Shares	100	53	65	69	63	58
TSX Gold & Silver Total Return Index	100	93	78	70	83	84
S&P TSX Composite Index	100	98	130	139	122	107
TSX Metals & Mineral Total Return Index	100	82	122	104	118	141

Because the Company is no longer a constituent of the TSX Gold & Silver Index and because the TSX has discontinued the Metals and Mineral Index, the Company intends to discontinue comparison to these indices in 2004.

SHAREHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING

In order to be included in proxy material for the 2004 Annual Meeting of Shareholders shareholder proposals must be received by the Company at its offices at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9, Attention: Corporate Secretary, no later than December 2, 2003.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9.

(i) the 2002 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2002, together with the accompanying report of the auditor;

(ii) this Management Information Circular; and

(iii) the Company's most recent Annual Information Form.

BOARD OF DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

DATED this 7th day of March, 2003

By Order of the Board

Karen L. Dunfee
Corporate Secretary